Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

DEFLECTO HOLDCO LLC,

DEFLECTO ACQUISITION, INC.,

DEFLECTO HOLDINGS, LLC,

EVRIHOLDER FINANCE LLC

and

EDGEWATER GROWTH CAPITAL MANAGEMENT IV, L.P.,
as the Sellers’ Representative

October 18, 2024

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Table of Contents
(continued)

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Table of Contents
(continued)

EXHIBITS

Exhibit A	—	Net Working Capital Schedule

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of October 18, 2024, by and among Deflecto Holdco LLC, a Delaware limited liability company (the “Purchaser”), Deflecto Acquisition, Inc., a Delaware corporation (the “Company”), Deflecto Holdings, LLC, a Delaware limited liability company (“Deflecto Holdings”), Evriholder Finance LLC, a Delaware limited liability company (“Evriholder Finance” and, together with Deflecto Holdings, the “Sellers” and, each, a “Seller”), and Edgewater Growth Capital Management IV, L.P., a Delaware limited partnership, in its capacity as the Sellers’ representative (the “Sellers’ Representative”). Each of the Sellers, the Sellers’ Representative, the Company and the Purchaser may be referred to herein individually as a “Party”, and collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Section 8.1 hereof.

W I T N E S S E T H:

WHEREAS, the Sellers own (i) eight hundred (800) shares of Class A Common Stock of the Company, (ii) four hundred ninety-six and 02/100 (496.02) shares of Class C Common Stock of the Company, and (iii) four hundred forty-three and 50/100 (443.50) shares of Class D Common Stock of the Company, which represent all of the issued and outstanding Equity Interests of the Company (the “Shares”); and

WHEREAS, the Purchaser desires to purchase the Shares (the “Purchased Shares”) from the Sellers, and the Sellers desire to sell the Purchased Shares to the Purchaser, on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.             SALE AND TRANSFER OF THE PURCHASED SHARES

1.1            Purchased Shares. Subject to the terms and conditions of this Agreement, at the Closing, the Sellers shall sell, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Sellers, all right, title and interest in and to the Purchased Shares, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws or the Company’s Constituent Documents).

1.2            Purchase Price. The aggregate purchase price for the Purchased Shares to be delivered by the Purchaser at the Closing shall be an amount equal to (a) One Hundred Three Million Seven Hundred Thousand Dollars ($103,700,000), minus (b) the aggregate amount of all Closing Date Indebtedness as of the Measurement Time, plus (c) the aggregate amount of all Cash and Cash Equivalents of the Company Group as of the Measurement Time (the “Closing Cash and Cash Equivalents”), minus (d) the aggregate amount of all Transaction Expenses of the Company Group that remain unpaid as of the Measurement Time (the “Unpaid Transaction Expenses”), plus (e) the Working Capital Adjustment, if any (the sum of clauses (a) through (e), the “Purchase Price”).

1.3            Company Closing Date Schedule; Payments at Closing.

(a)           Not less than three (3) Business Days prior to the Closing Date, the Company shall have delivered to the Purchaser:

(i)               a statement (the “Company Closing Date Schedule”) including: (A) the Company’s good-faith estimates of each of the Closing Date Indebtedness, the Closing Cash and Cash Equivalents of the Company Group, the Unpaid Transaction Expenses (including estimates of each Sale Bonus and the employer portion of associated Taxes), the Closing Date Working Capital Amount (prepared in a manner consistent with the principles contained in the “Net Working Capital Schedule” attached hereto as Exhibit A) and the Working Capital Adjustment, if any; and (B) based on such estimates, the Company’s calculation of the Purchase Price (the “Estimated Purchase Price”), together with reasonable supporting detail and documentation. The Company’s calculation of the amounts set forth in the Company Closing Date Schedule shall be based on the books and records of the Company Group and prepared in a manner consistent with the Latest Balance Sheet and with the principles contained in the Net Working Capital Schedule;

(ii)             with respect to any Unpaid Transaction Expenses, wire instructions for payment of such amounts; and

(iii)            drafts of the Payoff Letters for the Purchaser’s review and reasonable comments.

(b)           At the Closing, an amount equal to (i) the Estimated Purchase Price, minus (ii) the Sellers’ Expense Fund Amount, minus (iii) the Escrow Amounts (such net amount, the “Closing Amount”) shall be paid by the Purchaser to the Sellers by wire transfer of immediately available funds to the accounts designated in writing by the Sellers’ Representative prior to the Closing.

(c)           At the Closing, the Purchaser shall pay or cause to be paid by wire transfer of immediately available funds, (i) to the Persons entitled thereto, the Payoff Amounts as further described in the funds flow agreed upon by the Parties at Closing (the “Funds Flow”) (provided that, if Payoff Letters have been delivered to the Purchaser at the Closing with respect to any Payoff Amounts, such Payoff Amounts shall be paid in accordance with such Payoff Letters), (ii) to the Persons entitled thereto, all of the Unpaid Transaction Expenses as described in the Funds Flow (provided that any Unpaid Transaction Expenses payable to employees of the Company Group shall be paid at or following the Closing to the applicable recipient through the payroll system of the applicable Company Group Member) and (iii) the Escrow Amounts to the Escrow Agent to be deposited in the Escrow Accounts.

(d)           Not less than one (1) Business Day prior to the Closing Date, the Company shall have delivered, or caused to be delivered, to the Purchaser the Payoff Letters.

(e)           At the Closing, the Purchaser shall pay, or cause to be paid, the Sellers’ Expense Fund Amount to such segregated account established by the Sellers’ Representative solely for purposes of holding the Sellers’ Expense Fund Amount and discharging the Sellers’ Representative’s responsibilities and obligations under this Agreement (the “Sellers’ Expense Fund”) at such financial institution as the Sellers’ Representative shall have given written notice to the Purchaser not less than three (3) Business Days prior to the Closing, to be held subject to Section 9.14(b).

(f)            Notwithstanding anything to the contrary in this Agreement, during the period from the Measurement Time until 11:59 PM Central Time on the Closing Date, the Company shall not, and shall not permit its Subsidiaries to, pay any dividends or make other distributions in respect of the Cash or Cash Equivalents or otherwise make any payments to third parties out of the Cash or Cash Equivalents, including paying or otherwise discharging any Indebtedness, except as otherwise expressly consented to by the Purchaser.

1.4            Purchase Price Adjustment.

(a)           For purposes of this Agreement, the “Adjustment Amount” shall be the absolute value of the difference between the Purchase Price and the Estimated Purchase Price as finally determined pursuant to this Section 1.4. After the Closing, the Purchase Price will be increased or decreased, on a dollar-for-dollar basis, as applicable, by the Adjustment Amount.

(b)           No later than ninety (90) days following the Closing Date, the Purchaser shall prepare and deliver to the Sellers’ Representative a statement (the “Closing Date Statement”) providing (i) its calculation of (A) the Closing Date Working Capital Amount (prepared in a manner consistent with the principles contained in the Net Working Capital Schedule) and the Working Capital Adjustment, if any, (B) the Closing Cash and Cash Equivalents, (C) the Closing Date Indebtedness and (D) the Unpaid Transaction Expenses and (ii) based on the amounts set forth in clause (i), the Purchase Price and the Adjustment Amount, together with reasonable supporting detail and documentation (collectively, the “Post-Closing Deliveries”).

(c)           During the Dispute Period and Resolution Period (each as defined below), the Purchaser shall cause the Company Group to (i) provide the Sellers’ Representative and its authorized Representatives, during normal business hours and upon reasonable prior notice, reasonable access to such senior finance employees, relevant Representatives, documents, books and accounting records (including internal work papers, schedules, memoranda and other documents) and supporting data as may be reasonably requested by or at the direction of the Sellers’ Representative in connection with its (and its Representatives’) review of the Post-Closing Deliveries, in each case, solely to the extent reasonably related to the Post-Closing Deliveries; provided that such access does not unreasonably interfere with the conduct of the Business and (ii) cooperate with the Sellers’ Representative and its authorized Representatives, including the provision on a reasonably timely basis of all information reasonably necessary or useful in connection with analyzing the Post-Closing Deliveries.

(d)           After receipt of the Post-Closing Deliveries, the Sellers’ Representative shall review the Post-Closing Deliveries and, no later than forty-five (45) days after receipt by the Sellers’ Representative of the Post-Closing Deliveries (the “Dispute Period”), the Sellers’ Representative shall notify the Purchaser in writing that (i) the Sellers’ Representative agrees with the Closing Date Statement and the Adjustment Amount (an “Approval Notice”) or (ii) the Sellers’ Representative disagrees with such calculations, identifying with reasonable specificity the items with which the Sellers’ Representative disagrees and the basis therefor and proposed amounts (a “Dispute Notice”). The Sellers shall be deemed to have waived any rights to object to the Post-Closing Deliveries unless the Sellers’ Representative delivers a Dispute Notice to the Purchaser within the Dispute Period and, if the Dispute Period expires without the Sellers’ Representative so delivering a Dispute Notice, then the Post-Closing Deliveries shall become final and binding on the Parties for all purposes of this Agreement and not subject to further audit or arbitration, except to correct manifest clerical or mathematical errors. If the Sellers’ Representative timely delivers to the Purchaser a Dispute Notice, all items in the Post-Closing Deliveries, other than such matters that are specifically disputed in the Dispute Notice, shall be deemed to be irrevocably accepted and agreed to by the Parties, except as necessary to correct manifest clerical or mathematical errors. Upon receipt by the Purchaser of a Dispute Notice, the Purchaser, on the one hand, and the Sellers’ Representative and the Sellers’ Representative’s accountants, on the other hand, will use good-faith efforts during the thirty (30) day period following the date of the receipt by the Purchaser of a Dispute Notice (the “Resolution Period”) to resolve any differences they may have as to the items and amounts set forth in the Dispute Notice. If the Purchaser and the Sellers’ Representative cannot reach written agreement during the Resolution Period, within five (5) Business Days thereafter, their disagreements, limited to only those items and amounts set forth in the Dispute Notice which are still in dispute (the “Remaining Disputes”), shall be promptly submitted to a nationally recognized independent public accounting firm reasonably satisfactory to both the Purchaser and the Sellers’ Representative (the “Independent Accountant”). The Sellers’ Representative and the Purchaser will cooperate fully with the Independent Accountant to facilitate its resolution of the Remaining Disputes, including by providing a written statement that contains the calculations and methodology used to prepare or calculate the Closing Date Statement, the Adjustment Amount and the Remaining Disputes and submitting each of their proposed calculations of the Post-Closing Deliveries; provided, however, notwithstanding anything to the contrary herein, no Party will disclose to the Independent Accountant, and the Independent Accountant will not consider for any purpose, any settlement discussions or settlement offer made by any Party. The Independent Accountant shall determine the Post-Closing Deliveries in accordance with GAAP and the terms of this Section 1.4 and the principles contained in the Net Working Capital Schedule (the “Independent Accountant Determination”); provided that such Independent Accountant Determination of the Adjustment Amount shall be equal to or between the amount of the Adjustment Amount proposed by each of the Purchaser and the Sellers’ Representative, as adjusted for any differences resolved by the Sellers’ Representative and the Purchaser prior to the submission of the Remaining Disputes to the Independent Accountant. Such Independent Accountant Determination shall be completed as promptly as practicable and if possible in no event later than thirty (30) days following the submission of the Remaining Disputes to the Independent Accountant, shall be explained in reasonable detail and confirmed by the Independent Accountant in writing to, and shall be final and binding on the Parties for all purposes of this Agreement and not subject to further audit or arbitration, except to correct manifest clerical or mathematical errors.

(e)           The fees, costs and expenses of the Independent Accountant shall be allocated between the Sellers’ Representative, on the one hand, and the Purchaser, on the other hand, based upon the percentage that the amount not awarded to the Sellers’ Representative or the Purchaser pursuant to Section 1.4(d) bears to the amount actually contested by the Sellers’ Representative or the Purchaser, as applicable, such that the prevailing Party pays the lesser proportion of such fees, costs and expenses (for example, if the Sellers’ Representative claims that the appropriate adjustments are $1,000 greater than the amount determined by the Purchaser, and the Independent Accountant ultimately resolves the dispute by awarding to the Sellers’ Representative $700 of the $1,000 disputed, then the fees, costs and expenses of the Independent Accountant will be allocated 70% (i.e., 700 ÷ 1,000) to the Purchaser and 30% (i.e., 300 ÷ 1,000) to the Sellers’ Representative).

(f)            On the fifth (5th) Business Day after the earliest of (1) the receipt by the Purchaser of an Approval Notice, (2) the expiration of the Dispute Period if the Purchaser has not received an Approval Notice or a Dispute Notice within such period, (3) the resolution by the Sellers’ Representative and the Purchaser of all differences regarding the Closing Date Statement and the Adjustment Amount within the Resolution Period or (4) the receipt of the Independent Accountant Determination, the Adjustment Amount (if any) as agreed or determined pursuant to this Section 1.4, shall be paid as follows:

(i)               If the final Purchase Price is less than the Estimated Purchase Price, and (A) the Adjustment Amount is greater than the Adjustment Escrow Amount, then the Purchaser and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to the Purchaser from the Adjustment Escrow Account all funds contained in the Adjustment Escrow Account; or (B) the Adjustment Amount is less than the Adjustment Escrow Amount, then the Purchaser and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to (y) the Purchaser from the Adjustment Escrow Account an amount equal to the Adjustment Amount and (z) the Sellers the remaining funds contained in the Adjustment Escrow Account. Notwithstanding anything contained herein to the contrary, the Sellers shall have no Liability under this Section 1.4 for any Adjustment Amount in excess of the Adjustment Escrow Amount.

(ii)              If the final Purchase Price is greater than the Estimated Purchase Price, then (A) the Purchaser and the Sellers’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to the Sellers from the Adjustment Escrow Account all funds contained in the Adjustment Escrow Account, and (B) the Purchaser shall pay to the Sellers the Adjustment Amount by wire transfer of immediately available funds to the account or accounts designated by the Sellers’ Representative. Notwithstanding anything contained herein to the contrary, the Purchaser shall have no Liability under Section 1.4(f)(ii)(B) for any Adjustment Amount in excess of an amount equal to the Adjustment Escrow Amount.

(g)          For greater clarity, in the event either Party breaches any provision of this Section 1.4, without limiting any other remedies available to it, the nondefaulting Party shall have the right to obtain injunctive relief, if necessary, to cause the breaching Party to comply in a timely manner with its obligations under this Section 1.4.

(h)          The Parties agree to treat any payment pursuant to this Section 1.4 as an adjustment to the Purchase Price for all Tax purposes, except as otherwise required by Law.

(i)            The Parties agree that the Sellers’ Representative is responsible for directing any Unpaid Transaction Expenses that become payable to any employees following the Closing on account of (1) actions taken by the Sellers or the Sellers’ Representative, (2) actions taken by any Company Group Member on or prior to the Closing Date, or (3) under Contracts at Closing which provide for payments following Closing, in each case as described herein, and that and that no Company Group Member shall be responsible for determining any amounts owed to employees as Unpaid Transaction Expenses pursuant to any of the foregoing clauses (1) through (3).

1.5            Sale Bonus Payments. As of the Closing, the Company, Deflecto, LLC (“Deflecto”) and each Sale Bonus Recipient have entered into a Cancellation Agreement, pursuant to which, among other things, the Company, Deflecto and each such Sale Bonus Recipient have acknowledged and confirmed the Maximum Sale Bonus Amount payable to such Sale Bonus Recipient and the calculation conducted by the Company and Deflecto to determine such Maximum Sale Bonus Amount. The Parties acknowledge and agree that, pursuant to the terms of the Cancellation Agreements and this Agreement, (a) a portion of the Maximum Sale Bonus Amount shall be paid by a Company Group Member to such Sale Bonus Recipient at or shortly following Closing (collectively, the “Closing Bonus Payments”), and (b) in each event where any Escrow Amounts are released (as and to the extent permitted in this Agreement and the Escrow Agreement) from any Escrow Account for payment to the Sellers’ Representative (each a “Seller Escrow Payment”), a portion of such Seller Escrow Payment (such portion to be the sum of all amounts payable to Sale Bonus Recipients in respect of such Seller Escrow Payment calculated and determined by the Sellers’ Representative pursuant to the terms of the respective Cancellation Agreements), together with the employer’s portion of any applicable Taxes, shall instead be paid to the Purchaser (or at Purchaser’s direction, to the applicable Company Group Member) for further payment to the applicable Sale Bonus Recipient through a Company Group Member’s payroll system or via an IRS Form 1099 as soon as reasonably practicable following the Purchaser’s (or Company Group Member’s) receipt thereof (collectively, the “Post-Closing Bonus Payments”). Prior to such release from Escrow Amounts, Sellers’ Representative shall deliver written notice to the Purchaser of each of the recipients and amounts of each such Post-Closing Bonus Payment (and the calculation of each individual payment). To effect the release of any Post-Closing Bonus Payments, together with the employer’s portion of any applicable Taxes, to Purchaser (or at Purchaser’s direction, a Company Group Member) as described herein, the amounts of such Post-Closing Bonus Payments, together with the employer’s portion of any applicable Taxes, shall be specified by the Sellers’ Representative and the Purchaser in the joint written instructions delivered to the Escrow Agent in connection with the release of such amounts. For the avoidance of doubt, the Sellers’ Representative shall be paid all Escrow Amounts released to the Sellers’ Representative pursuant to this Agreement and the Escrow Agreement other than the amount of the Post-Closing Bonus Payments and the employer’s portion of any applicable Taxes. The Parties acknowledge and agree that the aggregate amount of payments the Company Group is required to pay to the Sale Bonus Recipients shall not exceed the Maximum Sale Bonus Amount and that any and all Post-Closing Bonus Payments shall be made by the Company Group only if and to the extent the Purchaser (or applicable Company Group Member) first receives funds equal to such Post-Closing Bonus Payments, together with the employer’s portion of any applicable Taxes, from the Escrow Accounts.

2.             REPRESENTATIONS AND WARRANTIES OF THE SELLERS AND THE SELLERS’ Representative

Except with respect to Section 2.2(b), which representations and warranties regarding the Sellers’ Representative shall be made solely by the Sellers’ Representative, each Seller hereby severally (and not jointly and severally) represents and warrants to the Purchaser as of the Closing Date that, except as set forth on the Disclosure Schedule (it being understood that (i) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and does not constitute, and shall not be deemed as constituting, representations, warranties or covenants of such Seller or the Sellers’ Representative, as the case may be, (ii) any fact or item which is disclosed on any Section of the Disclosure Schedule shall be deemed disclosed on each other Section of the Disclosure Schedule only to the extent that the relevance or applicability to information called for by such other Section is readily apparent on the face of such first Section without any review of any underlying documents or other materials and (iii) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission or representation that such item represents an exception or a material fact, event or circumstance, an admission of any Liability to any Person or that such item has or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect):

2.1            Organization and Standing. Such Seller (a) is a limited liability company, duly formed, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite limited liability company power and authority to own, operate and lease its Assets and conduct its business, in each case, as currently conducted and (c) is duly qualified or licensed (as applicable) to do business generally in such jurisdiction, and is in good standing (or the equivalent) in each jurisdiction in which such qualification or license (as applicable) to do business generally in such jurisdiction is required by applicable Laws, except in the case of the foregoing clauses (b) and (c), in those jurisdictions (other than the jurisdiction of its organization) where failure to be so duly qualified or licensed (as applicable) to do business generally in such jurisdiction or in good standing (or the equivalent) has not had and would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on such Seller’s performance under this Agreement and the Related Documents to which such Seller is a party or the consummation of the Contemplated Transactions.

2.2            Authorization.

(a)           Such Seller has the requisite power and authority necessary to enter into, deliver and perform its respective obligations pursuant to this Agreement and each of the Related Documents to which it is a party and to consummate the Contemplated Transactions. The execution, delivery and performance by such Seller of this Agreement and the Related Documents to which such Seller is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by all requisite action on the part of such Seller and no other proceedings on the part of such Seller are necessary to authorize the execution, delivery or performance of this Agreement or the Related Documents to which such Seller is a party. This Agreement and the Related Documents to which such Seller is a party have been duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement and the Related Documents to which such Seller is a party constitute valid and legally binding obligations of such Seller enforceable against such Seller in accordance with their respective terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws, or by equitable principles, relating to or limiting the rights of creditors generally and (b) limitations imposed by Law or equitable principles regarding the availability of specific performance, injunctive relief or other equitable remedies (collectively, the “Enforceability Exceptions”).

(b)            The Sellers’ Representative has the requisite power and authority necessary to enter into, deliver and perform its obligations pursuant to this Agreement and each of the Related Documents to which it is a party and to consummate the Contemplated Transactions. The execution, delivery and performance by the Sellers’ Representative of this Agreement and the Related Documents to which the Sellers’ Representative is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by all requisite action on the part of the Sellers’ Representative and no other proceedings on the part of the Sellers’ Representative are necessary to authorize the execution, delivery or performance of this Agreement or the Related Documents to which the Sellers’ Representative is a party. This Agreement and the Related Documents to which the Sellers’ Representative is a party have been duly executed and delivered by the Sellers’ Representative, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement and the Related Documents to which the Sellers’ Representative is a party constitute valid and legally binding obligations of the Sellers’ Representative enforceable against the Sellers’ Representative in accordance with their respective terms, except that such enforceability may be limited by the Enforceability Exceptions.

2.3            No Violation. Except as set forth on the “No Violation Schedule” attached hereto as Schedule 2.3, the execution, delivery and performance of this Agreement and the Related Documents to which such Seller is a party and the consummation of the Contemplated Transactions do not and will not (a) conflict with, constitute a breach, default or violation of or under, cause the acceleration or imposition of any obligation under or give rise to a right of termination, cancellation, amendment or acceleration of any right or obligation under or to any loss of any benefit to which such Seller is entitled under; (b) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or any other Person under; (c) result in the creation or imposition of any Lien (other than Permitted Liens) on any Company Assets owned by such Seller under; or (d) result in any Person having the right to exercise an Option or other similar right to acquire any Company Assets or Purchased Shares owned by such Seller under, (i) the provisions of any Contract to which such Seller is subject or bound (other than such Seller’s Constituent Documents), (ii) any Law to which such Seller is subject or (iii) the provisions of such Seller’s Constituent Documents, in the case of each of clause (i) or (ii), that has or would reasonably be expected to have a material and adverse effect on such Seller’s performance under this Agreement and the Related Documents to which such Seller is a party or the consummation of the Contemplated Transactions. The execution, delivery and performance of this Agreement and the Related Documents to which such Seller is a party and the consummation of the Contemplated Transactions do not and will not result in the creation of any Lien (other than restrictions on transfer under applicable securities Laws) on the Purchased Shares owned by such Seller under (x) the provisions of any Contract to which such Seller or the Purchased Shares are subject or bound, (y) any Law to which such Seller or the Purchased Shares are subject or bound or (z) the provisions of such Seller’s Constituent Documents.

2.4            Purchased Shares. Such Seller is the sole legal, record and beneficial owner of its Purchased Shares set forth opposite its name on the “Purchased Shares Schedule” attached hereto as Schedule 2.4, free and clear of any Liens (other than restrictions on transfer under applicable securities Laws or as set forth on the Purchased Shares Schedule). At Closing, the Purchaser shall acquire from such Seller all good and valid title to, and all record and beneficial ownership of, such Purchased Shares, free and clear of any and all Liens (except for restrictions on transfer under applicable securities Laws or as set forth on the Purchased Shares Schedule). Such Seller is not a party to any Contract or Option which obligates such Seller to vote, pledge, sell, transfer or otherwise dispose of, or provides the Company or any other Person the right to, directly or indirectly, vote, repurchase, redeem or otherwise acquire its Purchased Shares or to issue or grant any such Option or voting interest in its Purchased Shares. As of the Closing, the Purchase Price paid by the Purchaser to the Sellers for the Purchased Shares pursuant to this Agreement has been or will be, assuming receipt thereof by the Sellers, allocated between the Sellers in accordance with the Company’s Constituent Documents.

2.5            Governmental Consent, etc. No Permit, consent, declaration to, notice to or filing with any Governmental Authority or any other Person is required to be obtained by such Seller in connection with the execution, delivery or performance of this Agreement or any Related Documents to which such Seller is a party or the consummation by such Seller of any of the Contemplated Transactions.

2.6            Brokerage. Other than fees to Cowen and Company, LLC (which will be included in Transaction Expenses), no Seller has any obligation to pay any brokerage commissions, investment banking fees, finders’ fees or similar compensation in connection with the Contemplated Transactions for which the Purchaser or any Company Group Member will have any Liability following the Closing.

2.7            Litigation. There are no, and since the Lookback Date, there have not been any, Proceedings or Orders pending or, to the actual knowledge of such Seller, threatened against such Seller or affecting any of the Company Assets or Purchased Shares owned by such Seller, at law or in equity, or before or by any Governmental Authority, or any unsatisfied judgments issued by any Governmental Authority or any executory compliance or settlement agreement, conciliation agreement, memorandum of understanding or letter of commitment with a third party applicable to such Seller or any of the Company Assets or Purchased Shares owned by such Seller or by which such Seller or any of such Company Assets or Purchased Shares is bound, in each case, that, individually or in the aggregate, (a) questions or challenges the validity of this Agreement, the Related Documents or the consummation by such Seller of the Contemplated Transactions or any action required to be taken by such Seller in connection with, or which seeks to enjoin, this Agreement, the Related Documents or the consummation of the Contemplated Transactions, (b) would reasonably be expected to result in any material Liabilities of any Company Group Member, or (c) would reasonably be expected to materially and adversely affect such Seller’s performance under this Agreement or any of the Related Documents to which such Seller is a party or the consummation of the Contemplated Transactions. Such Seller has not initiated any Proceedings against any other Person that would, individually or in the aggregate, reasonably be expected to materially and adversely affect such Seller’s performance under this Agreement or any of the Related Documents to which such Seller is a party or the consummation of the Contemplated Transactions.

2.8            Solvency. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending against or, to the actual knowledge of such Seller, threatened against such Seller. No Proceeding is currently contemplated by such Seller or any of its Affiliates in which such Seller would be declared insolvent or subject to the protection of any bankruptcy or reorganization Laws or procedures. As of the date hereof, such Seller is Solvent, and immediately following the Closing, and after giving effect to all of the Contemplated Transactions, such Seller will be Solvent. Such Seller is not making any transfer of property and is not incurring any Liabilities in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of such Seller.

3.             REPRESENTATIONS AND WARRANTIES OF THE COMPANY GROUP

Each Company Group Member represents and warrants to the Purchaser as of the Closing Date that, except as set forth on the Disclosure Schedule (it being understood that (a) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and does not constitute, and shall not be deemed as constituting, representations, warranties or covenants of any Company Group Member, (b) any fact or item which is disclosed on any Section of the Disclosure Schedule shall be deemed disclosed on each other Section of the Disclosure Schedule only to the extent that the relevance or applicability to information called for by such other Section is readily apparent on the face of such first Section without any review of any underlying documents or other materials and (c) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission or representation that such item represents an exception or a material fact, event or circumstance, an admission of any Liability to any Person or that such item has or would reasonably be expected to have a Material Adverse Effect):

3.1            Organization and Power. The Company is a corporation duly formed, validly existing and in good standing (or the equivalent) under the Laws of the State of Delaware. The Company (a) has all requisite corporate power and authority to own, operate and lease the Company Assets and to conduct the Business and (b) is qualified to do business or licensed (as applicable) as a foreign company and is in good standing (or the equivalent) in all jurisdictions in which the ownership of the Company Assets or the conduct of the Business requires the Company to be so qualified or licensed (as applicable), except, in the case of clause (b), where the failure to be so qualified or licensed (as applicable) or in good standing (or the equivalent) would not have or would not reasonably be expected to have, individually or in the aggregate together with all other such failures, a Material Adverse Effect. The Company has made available to the Purchaser true, correct and complete copies of all Constituent Documents of each Company Group Member, including all amendments made thereto at any time prior to the date of this Agreement. The Constituent Documents of each Company Group Member are in full force and effect, and no Company Group Member is in violation of any of the provisions of its Constituent Documents.

3.2            Subsidiaries. The Company’s Subsidiaries are as set forth on the “Subsidiaries Schedule” attached hereto as Schedule 3.2. Each of the Company’s Subsidiaries are the type listed on the Subsidiaries Schedule, duly formed, validly existing and in good standing (or the equivalent) under the Laws of the jurisdiction listed on the Subsidiaries Schedule, as applicable, and each such Subsidiary (a) has all requisite organizational power and authority to own, operate and lease the Company Assets purported to be owned, operated or leased by such Subsidiary and to conduct the Business (to the extent conducted by such Subsidiary) and (b) is qualified to do business or licensed (as applicable) as a foreign company and is in good standing (or the equivalent) in all jurisdictions in which the ownership of the Company Assets purported to be owned by such Subsidiary or the conduct of the Business as conducted by such Subsidiary requires such Subsidiary to be so qualified or licensed (as applicable) and in good standing (or the equivalent), except, in the case of clause (b), where the failure to be qualified or licensed (as applicable) or in good standing (or the equivalent) would not have or would not reasonably be expected to have, individually or in the aggregate together with all other such failures, a Material Adverse Effect. All of the Equity Interests of each Subsidiary listed on the Subsidiaries Schedule are owned beneficially and of record by the Company Group Member set forth on the Subsidiaries Schedule, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws and the JPM Pledge).

3.3            Capitalization. The “Capitalization Schedule” attached hereto as Schedule 3.3 sets forth a true, correct and complete list, with respect to each Company Group Member, of (a) its total authorized Equity Interests and (b) all of the issued and outstanding Equity Interests thereof. The Equity Interests set forth on the Capitalization Schedule constitute all of the authorized, issued and outstanding Equity Interests of each of the Company Group Members, and except as described on the Capitalization Schedule, there are no Equity Interests of any Company Group Member outstanding on the Closing Date, and there is no existing Option obligating any Company Group Member to issue, sell, transfer or otherwise dispose of, or cause to be issued, sold, transferred or otherwise disposed of, any Equity Interests in any Company Group Member. Except as described on the Capitalization Schedule, no Company Group Member is subject to any obligation (contingent or otherwise) to redeem, repurchase or otherwise acquire or retire any of its Equity Interests, and there are no voting trusts, proxies or other Contracts with respect to the voting of the Equity Interests of any Company Group Member, nor are there any outstanding compensatory equity or equity-linked interests with respect to the Equity Interests of the Company, including without limitation, any options, stock appreciation rights, restricted stock, restricted stock units, profit interests, phantom equity or similar awards or rights. The outstanding Equity Interests of each Company Group Member are duly authorized, validly issued, fully paid and nonassessable. None of the Equity Interests of any Company Group Member were issued in violation of any Option or Contract. Except as described on the Subsidiaries Schedule, no Company Group Member owns beneficially or of record any direct or indirect Equity Interests in any other Person (including any Contract in the nature of a voting trust or similar Contract or indebtedness having general voting rights) or any Options in or issued by any other Person. No Person has an Option, drag-along right or tag-along right with respect to any of the Purchased Shares or any Equity Interests of any Company Group Member as a result of the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.

3.4            Authorization. The execution, delivery and performance by the Company of this Agreement and the Related Documents to which it is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement or the Related Documents to which it is a party or the consummation of the Contemplated Transactions. This Agreement and the Related Documents to which the Company is a party have been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement and the Related Documents to which the Company is a party constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their respective terms, except that such enforceability may be limited by the Enforceability Exceptions.

3.5            No Violation. Except as set forth on the “No Violation Schedule” attached hereto as Schedule 3.5, except, in the case of clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to (x) materially impair, delay, make illegal or otherwise interfere with the ability of any Company Group Member to consummate the Contemplated Transactions or otherwise prevent any Company Group Member from performing in all material respects its obligations under this Agreement or (y) to result in any material Liability of any Company Group Member or be material to the Company Group, the Business or the Company Assets, the execution, delivery and performance of this Agreement and the Related Documents to which the Company is a party and the consummation of the Contemplated Transactions do not and will not (a)  conflict with, constitute a breach, default or violation of or under, cause the acceleration or imposition of any obligation under or give rise to a right of termination, cancellation, amendment or acceleration of any right or obligation under or to any loss of any benefit to which any Company Group Member is entitled under; (b) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or any other Person under; (c) result in the creation or imposition of any Lien (other than Permitted Liens) on any Company Assets under; or (d) result in any Person having the right to exercise an Option or other similar right to acquire any Company Asset of any Company Group Member under, (i) the provisions of any Company Contract (other than any Company Group Member’s Constituent Documents) to which any Company Group Member, the Company Assets, any Permits held by any Company Group Member or the Business is subject or bound, (ii) any Law or Order to which any Company Group Member, the Company Assets, any Permits held by any Company Group Member or the Business is subject or bound or (iii) the provisions of any of the Company Group Members’ respective Constituent Documents. Other than the Contemplated Transactions, no Company Group Member nor any of their respective direct or indirect equityholders or Affiliates is a party to or bound by any Contract with respect to any (A) reorganization, liquidation, dissolution or recapitalization involving any Company Group Member, (B) merger or consolidation involving any Company Group Member, (C) sale of all or any portion of the Company Assets (other than sales of inventory in the Ordinary Course of Business) or all or any Equity Interests of any Company Group Member (including any Options) or (D) similar transaction or business combination involving any Company Group Member, the Company Assets or the Business (a “Company Transaction”) other than this Agreement, the Related Documents and the Confidentiality Agreement, and all of them have terminated all discussions with third parties (other than the Purchaser and its Affiliates and Representatives) regarding Company Transactions. No Company Group Member has breached any exclusivity, no-shop or similar obligation to any third party in connection with the negotiation of the Contemplated Transactions or any other Company Transaction. The execution, delivery and performance of this Agreement and the Related Documents to which the Company is a party and the consummation of the Contemplated Transactions do not and will not result in any Person having the right to exercise an Option or other similar right to acquire any Equity Interests of any Company Group Member under (1) the provisions of any Company Contract to which any Company Group Member or any Equity Interests of any Company Group Member is subject or bound, (2) any Law or Order to which any Company Group Member or any Equity Interests of any Company Group Member is subject or bound or (3) the provisions of any of the Company Group Members’ respective Constituent Documents.

3.6            Financial Statements.

(a)           The Company has furnished the Purchaser with copies of the following: (i) the audited consolidated balance sheet of the Company Group as of fiscal years ending December 31, 2022, and December 31, 2023, and the related consolidated audited statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal years then ended (the “Annual Financial Statements”); (ii) the unaudited consolidated balance sheet of the Company Group as of June 30, 2024, and the related unaudited consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the six (6) month period then ended, in each case, that include footnotes and have been reviewed by the Company Group’s auditor (the “Reviewed Financial Statements”); and (iii) the unaudited consolidated balance sheet of the Company Group as of August 31, 2024 (the “Latest Balance Sheet”), and the related unaudited consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the eight (8) month period then ended (the financial statements in this clause (iii), the “Interim Financial Statements” and, together with the Reviewed Financial Statements and the Annual Financial Statements, the “Company Statements”).

(b)           Each of the Company Statements has been prepared in good faith based upon and consistent with the information contained in the books and records of the Company Group (which books and records are accurate and complete in all material respects) and fairly presents the financial position, condition and results of operations of the Company Group and the consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows as of the times and for the periods referred to therein, and has been prepared in accordance with GAAP, consistently applied throughout the period involved, except, (i) in the case of the Reviewed Financial Statements and the Interim Financial Statements, for normal year-end adjustments, and (ii) in the case of the Interim Financial Statements, the absence of footnotes (which items in clauses (i) through (ii) are not, individually or in the aggregate, material). There are no off-balance sheet transactions, arrangements, obligations or relationships involving or attributable to any Company Group Member other than as set forth in or otherwise contemplated by the Company Statements.

(c)           There is no security, collateral, guarantee, letter of credit, surety or other credit support issued, procured or provided, directly or indirectly, by or for the account of any Company Group Member.

(d)           The Company Statements accurately reflect the accounts receivable and accounts payable of the Company Group as at the date thereof in accordance with GAAP, consistently applied throughout the period involved, except as may be indicated in the notes thereto.

(e)           The Company Group’s systems of internal control over financial reporting are adequate to provide reasonable and sufficient assurance (i) that the books, records and accounts accurately and fairly reflect, in reasonable detail, the transactions and dispositions of the Business and the Company Assets, (ii) that access to the Company Assets is permitted only in accordance with management’s general or specific authorizations, (iii) that such systems are adequate for a business of their size, taken as a whole, to record transactions as necessary in order to permit preparation of financial statements in accordance with GAAP, consistently applied throughout the period involved, (iv) that there are no material weaknesses or significant deficiencies with respect to its internal accounting controls and (v) that the transactions, receipts and expenditures of the Company Group are being (A) executed and made only in accordance with appropriate policies, procedures and authorizations of management and the board of directors of the Company and (B) recorded as necessary to permit preparation of financial statements in accordance with GAAP, consistently applied throughout the period involved.

3.7            Absence of Undisclosed Liabilities. As of the Closing Date, no Company Group Member has any material Liabilities, whether arising out of or related to transactions entered into at or prior to the Closing Date, or out of any action or inaction by the Company Group at or prior to the Closing Date, or out of any state of facts existing at or prior to the Closing Date, regardless of when any such Liability is asserted, except (a) Liabilities reflected on the Latest Balance Sheet; (b) Liabilities that have arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of Contract, breach of warranty, tort, infringement, violation of applicable Law or any other Proceeding); and (c) Liabilities disclosed on the “Outstanding Liabilities Schedule” attached hereto as Schedule 3.7.

3.8            No Material Adverse Effect. Since December 31, 2023, through the Closing Date, no Material Adverse Effect has occurred.

3.9            Absence of Certain Developments. Except as set forth on the “Absence of Certain Developments Schedule” attached hereto as Schedule 3.9, since December 31, 2023, (1) each Company Group Member has conducted the Business in the Ordinary Course of Business, and (2) no Company Group Member has taken any of the following actions:

(a)           (i) borrowed or agreed to borrow any money or otherwise incurred any indebtedness for borrowed money or (ii) assumed, guaranteed or otherwise become liable or responsible for any indebtedness for borrowed money of any Person other than any Company Group Member;

(b)           discharged or satisfied, or agreed to discharge or satisfy, any indebtedness for borrowed money or Lien or paid any material Liability, other than current Liabilities paid in the Ordinary Course of Business;

(c)            mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any portion of the Company Assets;

(d)            sold, leased, subleased, assigned or transferred, agreed to sell, lease, sublease, assign or transfer or abandoned or permitted to lapse or expire any of the Company Assets or canceled without fair consideration any material debts or claims owing to or held by such Company Group Member;

(e)            sold, assigned, transferred, licensed, abandoned or permitted to lapse any patents, trademarks, trade names, copyrights, Confidential Information or other material intangible Company Assets or Proprietary Rights or licensed to any other Person any Proprietary Rights, in each case other than nonexclusive licenses granted in the Ordinary Course of Business;

(f)            (i) granted, or agreed to grant, any increase in the compensation payable to or the benefits provided to any of its current or former employees, officers, directors or other individual service providers, in each case other than in the Ordinary Course of Business; (ii) granted, or agreed to grant, any severance or termination pay to any of its current or former employees, officers, directors or other individual service providers; (iii) adopted, established, instituted, amended or terminated any Employee Benefit Plan or made any material determinations or interpretations with respect to any Employee Benefit Plan, in each case other than as required by applicable Law; (iv) accelerated the time of payment, vesting or funding of any compensation or benefits under any Employee Benefit Plan; (v) granted any new awards or benefits under any Employee Benefit Plan or increased the coverage or benefits available under any Employee Benefit Plan other than in the Ordinary Course of Business; (vi) entered into any third-party Contract with respect to any Employee Benefit Plan (including Contracts for the provision of services to such Employee Benefit Plan, including benefits administration) that (A) requires a payment or aggregate payments by such Company Group Member in excess of One Hundred Thousand Dollars ($100,000) and (B) is not terminable at will by such Company Group Member for any reason without advance notice having a term of greater than one (1) year that is not terminable on thirty (30) days’ notice or less; (vii) made, agreed to make, or forgiven any loan to any current or former employee, officer, director or other individual service provider (but excluding loans made in the Ordinary Course of Business through a Company Group Member’s qualified retirement plan or in accordance with the loan policy of such Employee Benefit Plan); (viii) waived or released any confidentiality, noncompetition, nonsolicitation, nondisclosure, nondisparagement or other restrictive covenant obligation of any current or former employees, officers, directors or other individual service providers of such Company Group Member; (ix) hired any employee, officer, director or other individual service provider of any Company Group Member with an annual compensation in excess of Two Hundred Thousand Dollars ($200,000); or (x) implemented or announced any material reduction in labor force or mass layoffs, furlough, reduction to terms and conditions of employment or other event affecting in whole or in part any site of employment, facility, operating unit or employee that would result in Liability of such Company Group Member under the WARN Act or similar applicable Laws;

(g)           made, or agreed to make, any capital expenditures or capital commitments in excess of One Hundred Thousand Dollars ($100,000) in one or a series of transactions or commitments therefor;

(h)            made, or agreed to make, any loans or advances to or for the benefit of any Person;

(i)            suffered any damage, destruction or casualty loss to any material Company Assets, whether or not covered by insurance;

(j)            amended its Constituent Documents;

(k)            issued, transferred, pledged, encumbered, sold or otherwise disposed of any of its Equity interests, or granted any Options or other rights to purchase any debt or Equity Interests of (or economic benefit or similar right to or derived from the economic benefits and rights occurring to the holders of such Equity Interests) any Company Group Member, or split, combined or subdivided the Equity Interests of any Company Group Member;

(l)            made any investment in any other Person (other than a Company Group Member);

(m)          commenced, threatened, instituted, settled, released, waived or compromised any pending or threatened Proceeding involving (i) payments by any Company Group Member in respect of such Proceeding in excess of One Hundred Thousand Dollars ($100,000) or (ii) any relief other than money damages, which if decided against any Company Group Member would be materially adverse to such Company Group Member, its Company Assets or the Business;

(n)            made any material change in any method of accounting or accounting practice used in preparing the Company Statements, except as required by GAAP;

(o)           directly or indirectly engaged in any transaction, arrangement or Contract with any director, officer, manager, member, partner, direct or indirect equityholder or other insider or Affiliate of any Seller or Company Group Member, in each case outside of the Ordinary Course of Business or except as described in the Affiliated Transactions Schedule;

(p)           merged or consolidated with, or purchased substantially all of the Assets or businesses of, or Equity Interests in, any other Person;

(q)           (i) entered into, executed, terminated (other than terminations based on the expiration without any affirmative action by such Company Group Member), materially modified, materially altered, materially amended, extended (outside the Ordinary Course of Business) or canceled or (ii) affirmatively waived, assigned or released any material rights or material claims under, in each case, any Lease or Company Contract, in each case other than employment-related Contracts entered into in the Ordinary Course of Business;

(r)            made or changed any material Tax election, changed any annual Tax accounting period, adopted or changed any Tax accounting method, filed any amended Tax Return, entered into any closing agreement with a Governmental Authority in respect of Taxes, settled any Tax claim with a Governmental Authority or assessment of Taxes proposed by a Governmental Authority relating to such Company Group Member, surrendered any right to claim a refund of Taxes, or consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to such Company Group Member;

(s)           entered into, modified or extended any CBA or recognized any Contract with a Union;

(t)            changed the principal line of business of such Company Group Member;

(u)           canceled or terminated any insurance policy naming such Company Group Member as a beneficiary or a loss payable payee unless the same was replaced with one (1) or more insurance policies providing coverage substantially similar in scope and terms;

(v)           adopted a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reclassification, distribution, equity split or other reorganization of such Company Group Member;

(w)          accelerated the payment of any material accounts receivable or delayed the payment of any material accounts payable, in each case, of such Company Group Member;

(x)            made any change to any Company Group Member’s (i) pricing, discount, credit, billing, allowance or return policies with respect to customers or (ii) purchase or payment policies with respect to vendors and suppliers; or

(y)           committed in writing to do any of the foregoing.

3.10          Real Property.

(a)           A list of all real property owned by any Company Group Member (such real property, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, the “Owned Real Property”) is set forth on the “Real Property Schedule” attached hereto as Schedule 3.10(a). The applicable Company Group Member set forth on the Real Property Schedule is the sole owner of fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens. No Company Group Member has granted to any Person the right to use or occupy any Owned Real Property or any portion thereof. There are no outstanding Options to purchase any Owned Real Property or any portion thereof or interest therein. No Company Group Member is a party to any Contract or Option to purchase any real property or interest therein.

(b)           No Company Group Member has received written notice from any Governmental Authority or any other Person asserting that (i) the Real Property or the use or operation of the Business thereon is currently in violation of any applicable Laws, or (ii) there exists any structural defect in any improvement erected on any Real Property or that any Company Group Member is required to perform work at any of the Real Property.

(c)           The leases, together with all amendments, extensions, renewals, guarantees and other Contracts related thereto, described on the “Leases Schedule” attached hereto as Schedule 3.10(c) (individually, a “Lease”, and, collectively, the “Leases”) are legal, valid, binding and in full force and effect, and the applicable Company Group Member holds a valid and existing leasehold interest under each of the Leases for the term set forth in each such Lease. The Leases constitute all of the leases under which any Company Group Member holds a leasehold interest in real property. The Company has furnished to the Purchaser true, complete and correct copies of each of the Leases, and none of the Leases have been modified, except to the extent that such modifications are disclosed by the copies of the Leases furnished to the Purchaser. No Company Group Member nor, to the Company’s Knowledge, any other party to a Lease is in default under such Lease in any material respect and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a default, or permit the termination, modification or acceleration of rent under such Lease. The Company Group’s possession and quiet enjoyment of the Leased Real Property, as such term is defined below, under each such Lease has not been disturbed, and there have been no written notices of any dispute received or provided to or by any Company Group Member, and to the Company’s Knowledge, there are no other disputes with respect to the Leases. No Company Group Member has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

(d)           The real property listed on the Leases Schedule and demised by the Leases (the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”) and the Owned Real Property constitute all of the real property used or occupied by the Company Group, and no other real property is necessary for the conduct of the Business as currently conducted.

(e)           There is no violation of any Law in any material respect relating to the Company Group’s operation or ownership or operation, as applicable, of any of the Owned Real Property, Leased Real Property or other Company Assets.

(f)            Except as set forth on the Real Property Schedule, no Company Group Member has collaterally assigned or granted any other security interest in the Real Property or any interest therein.

(g)            No Company Group Member has received written notice of any condemnation, expropriation or other Proceeding in eminent domain pending or, to the Company’s Knowledge, threatened, affecting any Real Property or any portion thereof or interest therein.

3.11          Taxes. Notwithstanding any other provision of this Agreement, the representations and warranties contained in this Section 3.11 are the sole representations and warranties made with respect to Taxes, Tax Returns and compliance with Tax-related Laws (including the Code). Except as set forth on the “Tax Matters Schedule” attached hereto as Schedule 3.11:

(a)           The Company Group Members have timely filed all Income Tax Returns and other material Tax Returns required to be filed by them, such Tax Returns were correct and complete in all material respects, and the Company Group Members have timely paid all Taxes (whether or not shown as due and owing on such Tax Returns).

(b)            All material Taxes which a Company Group Member has been obligated to withhold from amounts owing to any employee, independent contractor, creditor, equityholder or other Person have been fully withheld and remitted to the appropriate Governmental Authority in compliance with applicable Laws and each Company Group Member has properly received and maintained any material certificates, forms and other documents required by Law for any exemption from withholding and remitting any Taxes.

(c)            No Company Group Member has received any written notices of deficiency, assessments or other actions by any taxing authority pending or, to the Company’s Knowledge, threatened against any Company Group Member, with respect to any Tax, and no Company Group Member has given any currently effective waivers extending the statutory period of limitation applicable to the assessment or collection of any Taxes. There is no commenced, ongoing, pending or, to the Knowledge of the Company, threatened Tax proceeding by any Governmental Authority with respect to any Taxes or Tax Returns of or with respect to a Company Group Member, and no notice from any Governmental Authority indicating an intent to open any such Tax Proceeding has been received in writing.

(d)            No Company Group Member is a party to or bound by any Tax allocation, indemnity or sharing agreement or other similar Contract or arrangement relating to Taxes (other than any Contracts entered into in the Ordinary Course of Business the principal purpose of which does not relate to Tax).

(e)           There are no Liens for Taxes (other than Taxes not yet due and payable or under clause (a) of the definition of Permitted Liens) upon any of the Company Assets.

(f)            Since the date of the Latest Balance Sheet, no Company Group Member has (i) made or changed any Income Tax election or other material election, (ii) changed any accounting method in respect of Taxes, (iii) prepared any Tax Returns in a manner which is not consistent with its past custom and practice, (iv) filed any amendment to any Tax Return that will increase the Tax Liability of the Company Group after the Closing, (v) incurred any Liability for Taxes other than in the Ordinary Course of Business or as contemplated by this Agreement, (vi) settled any claim or assessment in respect of Taxes, (vii) surrendered any right to claim a refund of Taxes, or (viii) entered into any closing agreement with respect to Income Taxes or consented to any extension or waiver of any period applicable to any Income Tax claim or assessment.

(g)           No written claim has been made by any taxing authority in a jurisdiction in which the Company Group does not file Tax Returns that any such Person is or may be subject to taxation by that jurisdiction. No Company Group Member has any permanent establishment in any jurisdiction other than the jurisdiction in which such Company Group Member was formed.

(h)           No Company Group Member has been a member of a group of corporations filing an affiliated, combined, consolidated, unitary, or similar Income Tax Return (other than a group the common parent of which is the Company), and no Company Group Member has any potential Liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Tax Law), except for any potential Liabilities arising as a result of being a member of an affiliated, combined, consolidated, unitary, or similar group the common parent of which is the Company or (ii) as a transferee or successor, by contract, merger, conversion or otherwise.

(i)            No Company Group Member has distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or 361.

(j)            The net operating loss carryovers and business interest deduction carryovers of the Company Group are not subject to limitations on their deductibility under Section 382 of the Code or similar provisions of state, local or foreign Law.

(k)            No Company Group Member is or has been a party to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Tax Law.

(l)            The unpaid Taxes of the Company Group (i) did not, as of the date of the Latest Balance Sheet, exceed the accrued Taxes payable (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that accrual as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group Members in filing their Tax Returns.

(m)          All of the Company Assets that are subject to property Tax have been properly listed and described on the property Tax rolls of the appropriate Governmental Authority, and no portion of such Company Assets constitutes omitted property for property Tax purposes.

(n)            No Company Group Member will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting pursuant to Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) installment sale, open transaction or transaction governed by Section 460 of the Code made or entered into on or prior to the Closing Date, (iii) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (iv) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) entered into or created on or prior to the Closing Date or (vi) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date.

(o)           No Company Group Member has claimed any “employee retention credit” pursuant to Section 2301 of the Coronavirus Aid, Relief and Economic Security Act of 2020, as amended, and the rules and regulations promulgated thereunder.

(p)           No Company Group Member (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, (ii) is or was a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) has elected under Section 897(i) of the Code to be treated as a domestic corporation, (iv) is or was a “controlled foreign corporation” within the meaning of Section 957 of the Code, or (v) has been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(q)           The Company Group is in compliance in all material respects with all provisions of applicable Law with respect to transfer pricing for Tax purposes, and the prices for any property or services (or for the use of any property) provided between a Company Group Member and any other Company Group Member, a Seller, or any Affiliate thereof, are arm’s-length prices for purposes of the relevant transfer pricing applicable Law, including Treasury Regulations promulgated under Section 482 of the Code and other transfer pricing standards under applicable Law.

(r)            No Company Group Member has (i) entered into or is subject to any closing agreement under applicable Tax Law, (ii) requested, or is the subject of or bound by, any private letter ruling, technical advice memorandum or similar ruling or memorandum with any Governmental Authority with respect to any Taxes, nor is any such request outstanding, or (iii) entered into any Contract or other arrangement with any Governmental Authority with respect to Taxes that requires any Company Group Member to take any material action or to refrain from taking any material action or would be terminated or adversely affected as a result of the Contemplated Transactions.

(s)          No employee of Deflecto Canada, Ltd. or Instachange Displays Limited has, at any time while such employee was within the United States, (i) negotiated, approved or signed any contracts entered into by either Deflecto Canada, Ltd. or Instachange Displays Limited, (ii) negotiated any product pricing for any products sold by Deflecto Canada, Ltd. or Instachange Displays Limited or (iii) negotiated or approved any changes to the terms of any purchase orders submitted by customers of Deflecto Canada, Ltd. or Instachange Displays Limited.

3.12          Contracts.

(a)          Except as set forth in the Employee Benefits Schedule or on the “Contracts Schedule” attached hereto as Schedule 3.12(a) (all such Contracts required to be disclosed thereon or hereon, collectively, the “Company Contracts”), no Company Group Member is a party to or bound by any of the following:

(i)               bonus, pension, profit sharing, retirement or deferred compensation plan or stock purchase, stock option, hospitalization insurance or similar plan or practice, whether formal or informal;

(ii)              Contract for the (A) employment of any current or former (to the extent of any ongoing Liability) officer, individual employee, director or other Person on a full-time or part-time basis (other than the hiring of employees in the Ordinary Course of Business) or (B) engagement of any current or former (to the extent of any ongoing Liability) individual consultant or individual independent contractor, in either case, that provides for (1) a payment or aggregate payments by any Company Group Member in excess of Fifty Thousand Dollars ($50,000), (2) payment of any material severance benefits not in the Ordinary Course of Business or (3) any change in control, retention or other payments that would be triggered solely by the consummation of the Contemplated Transactions;

(iii)             Contract providing for or relating to (A) the borrowing of money or incurrence of Indebtedness by any Company Group Member, (B) mortgaging, pledging or otherwise placing a Lien (other than Permitted Liens) on any Company Assets or (C) the guaranty by any Company Group Member of the indebtedness of any third party;

(iv)            Contract with respect to the lending or investing of funds to or in other Persons;

(v)             license (excluding license of “off-the-shelf” Software), royalty Contract or other Contract relating to any Company Proprietary Rights which individually requires a payment or aggregate payments thereunder of Fifty Thousand Dollars ($50,000) or more by or to any Company Group Member;

(vi)            Contract under which any Company Group Member is lessee of or holds or operates any personal property owned by any other Person, in each case which individually requires a payment or aggregate payments thereunder of One Hundred Thousand Dollars ($100,000) or more by or to such Company Group Member;

(vii)          Contract under which any Company Group Member is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by it, in each case which individually requires a payment or aggregate payments thereunder of One Hundred Thousand Dollars ($100,000) or more by or to such Company Group Member;

(viii)          Contract which prohibits any Company Group Member from freely engaging in the Business or which restrains any Company Group Member’s business activities anywhere in the world, including any Contract that requires any Company Group Member to work exclusively with any Person or to provide products or services exclusively in any geographic region;

(ix)             Contract relating to the manufacture or distribution of any Company Group Member’s products or services, in each case which individually requires a payment or aggregate payments thereunder of One Hundred Thousand Dollars ($100,000) or more by or to such Company Group Member;

(x)              Contract with any director, officer, manager, member, partner, direct or indirect equityholder or other insider or Affiliate of any Company Group Member;

(xi)             Contract for which any Company Group Member has granted any third party any “most favored nation” or similar pricing terms;

(xii)            Contract that requires any Company Group Member to purchase substantially all of its requirements of any product or service from a third party or that contains “take or pay” provisions;

(xiii)            Contract for acquisitions or dispositions (in each case whether by merger, purchase or sale of Assets or Equity Interests or otherwise) by any Company Group Member of any Person (or all or substantially all of its Assets), business or line of business, (A) entered into during the period commencing on January 1, 2021 (the “Lookback Date”), and ending on the Closing Date, for consideration in excess of One Hundred Thousand Dollars ($100,000) and (B) as to which such Company Group Member has any continuing indemnification or financial obligations or rights or any other material obligation or rights;

(xiv)            Contract granting to any Person an Option to purchase or acquire any Company Assets;

(xv)            Contract that relates to the formation, creation or operation of any joint venture, partnership or other arrangement based on the sharing or distribution of any profits, revenue, costs or Liabilities of any Company Group Member or any other Person;

(xvi)           Contract with any Governmental Authority to which a Company Group Member is a party (each, a “Government Contract”);

(xvii)          Contract with any Material Customers and Material Suppliers;

(xviii)         collective bargaining agreement or other Contract with a Union (each a “CBA”);

(xix)            Contract the performance of which is reasonably expected to require capital commitments or capital expenditures in excess of One Hundred Thousand Dollars ($100,000);

(xx)             Contract by which any Company Group Member has granted a continuing power of attorney to any Person;

(xxi)            Contract that contains restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other Equity Interests of any Company Group Member (other than the Constituent Documents of any Company Group Member);

(xxii)           Contract pursuant to which any Company Group Member has agreed to assume, undertake, become subject to or provide an indemnity with respect to any Liability of any Person relating to Environmental Laws or otherwise not in the Ordinary Course of Business;

(xxiii)          Contract that evidences performance bonds, customs bonds, surety bonds, bankers acceptances and fidelity bonds;

(xxiv)          Contract with any professional employer organization, staffing agency, temporary employee agency or similar company or service;

(xxv)           Contract related to any Real Property; or

(xxvi)          Contract that individually requires a payment or aggregate payments thereunder of Two Hundred Fifty Thousand Dollars ($250,000) or more by or to any Company Group Member (other than those Contracts required to be disclosed or excepted pursuant to clauses (i) through (xxv) above).

(b)            True, complete and correct copies of the Company Contracts, together with all amendments, exhibits, annexes or other supplements thereto, in each case, in existence as of the Closing Date, have been made available to the Purchaser. Except as specifically disclosed on the Contracts Schedule, (i) the Company Group Members have performed in all material respects the obligations required to be performed by them under the Company Contracts and are not in breach of any Company Contract, (ii) no event has occurred which, with the passage of time or the giving of notice or both, would result in a breach or default in any material respect under, or would give rise to a right of termination, cancellation or acceleration of any material right or material obligation under, any Company Contract, (iii) all such Company Contracts are valid, binding and enforceable against the applicable Company Group Member and, to the Knowledge of the Company, the other Persons party thereto in accordance with their respective terms (except that such enforceability may be limited by the Enforceability Exceptions) and (iv) no Company Group Member has received written notice of breach, termination, cancellation, nonrenewal or material modification by the other party to any Company Contract.

3.13          Proprietary Rights.

(a)           Except as disclosed on the “Proprietary Rights Schedule” attached hereto as Schedule 3.13(a), a Company Group Member owns and possesses (free and clear of all Liens, other than Permitted Liens) all right, title and interest in and to, or has the right to use pursuant to a valid and legally enforceable written license, all Proprietary Rights necessary for or used in or held for use in the operation of the Business (collectively, the “Company Proprietary Rights”). All Proprietary Rights owned by any Company Group Member that are patented, registered or the subject of a pending patent application or application for registration (collectively, the “Company Registered Proprietary Rights”) are set forth on the Proprietary Rights Schedule. Except as set forth on the Proprietary Rights Schedule, (i) there are no claims (including oppositions or cancellation actions) against any Company Group Member that were either made since the Lookback Date or are presently pending or, to the Company’s Knowledge, threatened, contesting the validity, use, ownership, enforceability or registrability of any of the Company Proprietary Rights, and, to the Company’s Knowledge, there is no basis for any such claim, (ii) no Company Group Member has infringed, misappropriated or otherwise violated, nor are they currently infringing, misappropriating or otherwise violating any Proprietary Rights of any third party, and the Company Group has not received any written threats or notices regarding any of the foregoing (including any demands or offers to license any Proprietary Rights from any other Person), and (iii) to the Company’s Knowledge, no Company Group Member’s Proprietary Rights have been infringed or misappropriated by any third party. All Company Proprietary Rights are subsisting, in full force and effect, valid and enforceable and, with respect to the Company Registered Proprietary Rights, have been maintained effectively by all requisite filings and payment of all maintenance fees and similar acts. The Company Registered Proprietary Rights comprising applications for registrations and issuances are pending without challenge (except for office actions by the applicable Governmental Authorities in the normal course of prosecution efforts for such Proprietary Rights).

(b)           All present and past employees and independent contractors of, and consultants to, the Company Group who materially contribute (or have materially contributed) to the development of any Company Proprietary Rights have entered into Contracts pursuant to which such Person agrees to protect the Confidential Information of the Company Group and assign to a Company Group Member, as applicable, all Proprietary Rights authored, developed or otherwise created by such Person in the course of such Person’s employment or engagement, without further consideration or any restrictions or obligations on the use or ownership of such Proprietary Rights.

(c)            The Company has taken commercially reasonable measures to prevent the unauthorized disclosure of its Confidential Information and maintain its rights therein and the confidentiality thereof and of any third parties who have licensed material trade secrets and confidential information to any Company Group Member for use in the Business, including by requiring all Persons having access thereto to execute binding, enforceable, written nondisclosure agreements. The Company has complied with all of its confidentiality obligations under each Company Contract. All use, disclosure or appropriation of the Company’s Confidential Information by or to any Person has been pursuant to the terms of a binding Contract between such Person and the Company obligating such Person to maintain the Company’s Confidential Information in confidence.

(d)           Each item of Company Proprietary Rights will be owned or available for use by the Purchaser immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. A Company Group Member is the sole and exclusive owner of all owned Company Proprietary Rights, free and clear of any Liens (other than Permitted Liens). The Company Proprietary Rights include all Proprietary Rights necessary for the Purchaser to operate and conduct the Business immediately following the Closing in all material respects as currently conducted in the Ordinary Course of Business and as contemplated to be conducted in the future by the Company Group.

(e)           The Company Group does not sell, license, sublicense, market or otherwise provide Software, or access to Software, to other Persons and has not done so previously, and no Company Contract grants any Person a license or sublicense in any Software or any right to access or use any Software. All Software used by the Company Group was purchased or has been licensed from a third party, and not from any member of the Seller Group.

(f)            Except in connection with products and services provided to the Company Group’s customers and third parties with whom a Company Group Member has contracted as subcontractors or prime contractors, the Company Group has not licensed to any Person, nor agreed not to assert against any Person, any rights to any Proprietary Rights owned by the Company Group, whether by way of a license, covenant not to sue, covenant not to assert or otherwise.

(g)            The Company Group is not and has not previously been a member or promoter of, or contributor to, any industry standards body or similar organization that could require or obligate a Company Group Member to grant or offer to any other Person any license or right to any Proprietary Rights owned or used by the Company Group.

(h)            All Company Systems (i) are operated in a reasonable business manner in all material respects and (ii) are reasonably sufficient for the current needs of the Business. Since the Lookback Date, there has been no failure or other substandard performance of any Company Systems which has caused any material disruption to the Business or the Company Assets. Each Company Group Member has taken commercially reasonable steps to provide for the back-up and recovery of data and information, has commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, has taken commercially reasonable steps to implement such plans and procedures. Each Company Group Member has taken commercially reasonable actions to protect the integrity and security of the Company Systems and the information stored thereon from unauthorized use, access, or modification by third parties, and to the Knowledge of the Company, no third party has obtained unauthorized access to such Company Systems. Since the Lookback Date, there has been no actual or alleged Information Security Incident relating to any Confidential Information or Personal Information collected, maintained or stored by or on behalf of any Company Group Member.

(i)            The consummation of the Contemplated Transactions will not result in the loss or impairment of any right of any Company Group Member to own, use, practice or exploit any Proprietary Rights held by or licensed to any Company Group Member (excluding licenses for commercially available, “off-the-shelf” software).

(j)            Each Company Group Member is, and at all times since the Lookback Date has been, in material compliance with all Privacy Laws and Privacy Commitments (collectively, “Privacy Requirements”). Any and all privacy notices and marketing materials distributed or otherwise made available by a Company Group Member have complied with Privacy Requirements in all material respects and have not contained any inaccurate, misleading, or deceptive statements. The Company Group Members have all rights and permissions necessary to lawfully access, collect, obtain, use, process, retain, disclose, and transfer Personal Information in accordance with Privacy Requirements.

(k)           No Company Group Member has violated any Privacy Requirement. There is no Proceeding pending or, to the Company’s Knowledge, threatened against any Company Group Member with respect to any actual or alleged violation of any Privacy Requirement.

(l)            Each Company Group Member has at all times since the Lookback Date implemented and maintained commercially reasonable and appropriate policies, procedures, physical controls, and technical controls to: (i) protect the security, confidentiality, and integrity of Personal Information and the Company Systems in a manner consistent with applicable industry standard practices; and (ii) monitor, detect, and remediate any security vulnerabilities, security control deficiencies, or Information Security Incidents associated with the Company Systems in a timely manner and in accordance with industry standard practices.

(m)          Each Company Group Member has remediated any known material, critical or high-risk security vulnerabilities that could impact Personal Information or the Company Systems. Since the Lookback Date, there have been no known Information Security Incidents impacting any Company Group Members.  There is no Proceeding pending or, or to the Company’s Knowledge, threatened against any Company Group Member with respect to any actual or alleged Information Security Incident.

3.14          Litigation; Proceedings. Except as set forth on the “Litigation Schedule” attached hereto as Schedule 3.14, (a) there are no, and since the Lookback Date there have been no, Proceedings or Orders pending or, to the Company’s Knowledge, threatened against any Company Group Member or involving the Company Assets or the Business, at law or in equity, or before or by any Governmental Authority; (b) no event has occurred or, to the Company’s Knowledge, currently exists that (with or without notice, lapse of time or both) would reasonably be expected to form the basis of any such Proceeding; and (c) there are no executory compliance or settlement agreement, conciliation agreement, memorandum of understanding or letter of commitment with a third party applicable to any Company Group Member, the Business or the Company Assets by which any Company Group Member, the Company Assets or the Business is bound. Each Company Group Member has complied in all material respects with the terms and conditions of any settlement agreements with any third parties applicable to such Company Group Member. Since the Lookback Date, no Company Group Member has initiated any material Proceedings against any other Person.

3.15          Brokerage. Other than fees to Cowen and Company, LLC, no Company Group Member has any obligation to pay any brokerage commissions, investment banking fees, finders’ fees or similar compensation in connection with the Contemplated Transactions for which the Purchaser or any Company Group Member will have any Liability following the Closing.

3.16           Governmental Consent, etc. No Permit, consent, declaration to, notice to or filing with any Governmental Authority or any other Person is required to be obtained by any Company Group Member in connection with the execution, delivery or performance of this Agreement or the Related Documents to which such Company Group Member is a party or the consummation by such Company Group Member of any of the Contemplated Transactions.

3.17          Employee Benefit Plans.

(a)           The “Employee Benefits Schedule” attached hereto as Schedule 3.17 contains a list of all Employee Benefit Plans maintained by the Company Group or to which any Company Group Member is or was contributing or obligated to contribute or otherwise with respect to which any Company Group Member or their respective ERISA Affiliates has or may have any Liability (collectively, the “Company Plans”). The Company has furnished and made available to the Purchaser, with respect to each Company Plan, true, correct and complete copies, as applicable, of: (i) the plan document (including all amendments thereto); (ii) the most recent determination or opinion letter received from the IRS; (iii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Plan (if any such report was required); (iv) the most recent summary plan description and any material modifications thereto; (v) each trust or funding agreement or arrangement and insurance policy or group annuity contract; (vi) a summary of the material terms of any Company Plan that is not in writing; and (vii) any other documents, forms or other instruments relating to any Company Plan reasonably requested by the Purchaser. The Company has no Liability with respect to any Company Plan other than those listed on the Employee Benefits Schedule.

(b)           Each Company Plan has been established, funded, administered and maintained, in form and operation, in all material respects in accordance with its terms and all applicable Laws, including the requirements of ERISA and the Code.

(c)           Each Company Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) is so qualified and has received a favorable determination letter or prototype opinion letter from the IRS to the effect that such Company Plan meets the requirements of Code Section 401(a) and, to the Company’s Knowledge, no events have occurred that would reasonably be expected to adversely affect such qualified status.

(d)           With respect to each Company Plan: (i) no “prohibited transactions” as defined in Section 406 of ERISA or Section 4975 of the Code have occurred or are reasonably expected to occur; (ii) no breaches of any of the duties imposed on “fiduciaries” (as defined in Section 3(21) of ERISA) by ERISA have occurred or are reasonably expected to occur; and (iii) all contributions and premium payments which have become due have been paid on a timely basis, and all contributions and premium payments which are not yet due for any period ending prior to or on the Closing Date have been made or accrued in accordance with GAAP.

(e)           Except as set forth on the Employee Benefits Schedule, no Company Plan is, and no Company Group Member nor any of their respective ERISA Affiliates sponsors, maintains or contributes to, is or since the Lookback Date, has been obligated to contribute to, or would reasonably be expected to have material Liability with respect to, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), a “defined benefit plan” (as defined in Section 3(35) of ERISA), a pension plan subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA, a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) within the meaning of Section 3(37) of ERISA or Section 414(f) of the Code or a “multiple employer plan” (as defined in Section 210(a) of ERISA or Section 413(c) of the Code). None of the Company Plans provide for post-retiree health, welfare or life insurance benefits for any participant or any beneficiary of a participant, except (i) as required under Section 4980B of the Code or any similar applicable Law for which the covered individual pays the full cost of coverage or (ii) for continuation of benefits through the remainder of the month in which a termination of employment occurs.

(f)            There do not exist any pending or, to the Company’s Knowledge, threatened Proceedings (other than routine undisputed claims for benefits) with respect to any Company Plan, nor, to the Company’s Knowledge, is there any basis for one.

(g)           Except as set forth on the Employee Benefits Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will, either alone or in conjunction with any other event, directly or indirectly, (i) accelerate the time of the payment, funding or vesting of, or increase the amount of, or result in the forfeiture of, compensation or benefits under any Employee Benefit Plan or otherwise, (ii) result in any payment (whether in cash, property or the vesting of property), benefit or other right becoming due to any employee, officer, director or independent contractor (current or former) of the Company Group including, without limitation, any separation, severance or termination pay, (iii) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code or the obligation to compensate any Person for any excise Taxes that may be incurred by such Person under Section 4999, or (iv) result in an obligation to fund or otherwise set aside Assets to secure to any extent any of the obligations under any Company Plan.

(h)           With respect to any insurance policy providing funding for benefits under any Company Plan, to the Knowledge of the Company, (i) there is no material Liability of any Company Group Member in the nature of a retroactive rate adjustment, loss sharing arrangement, or other actual or contingent Liability, nor would there be any such Liability if such insurance policy was terminated on the Closing Date, and (ii) no insurance company issuing any such policy is in receivership, conservatorship, liquidation or similar proceeding and no such proceeding with respect to any insurer is imminent.

(i)            No Company Group Member has advanced or loaned, or agreed to advance or loan, any amount to any current, former or prospective employee of a Company Group Member.

3.18          Insurance. The “Insurance Schedule” attached hereto as Schedule 3.18 lists and briefly describes each insurance policy maintained by or on behalf of a Company Group Member. The Company has furnished to the Purchaser true, correct and complete copies of all such policies, together with all riders and amendments thereto. All such insurance policies or extensions or renewals thereof, in the amounts described in such policies, are valid, binding and enforceable against the applicable Company Group Member or their Affiliates who are parties thereto, and, to the Knowledge of the Company, the counterparties thereto, and are in full force and effect on the Closing Date. All premiums due and payable have been paid (covering all periods up to and including the Closing Date), and each Company Group Member, as applicable, is otherwise in compliance in all material respects with the terms and provisions of its respective insurance policies and is not in breach or default, in any material respect, with respect to its obligations under any such insurance policy (whether as to the payment of premiums or otherwise under the terms of such insurance policies). There are no outstanding claims under any such insurance policy, and no material claims have been filed with respect to the Company Group, the Business or the Company Assets for which coverage has been denied or, to the Knowledge of the Company, disputed by the underwriters of any insurance policy. No Company Group Member has received written (or, to the Company’s Knowledge, nonwritten) notice from the providers of such insurance policies (a) disclaiming coverage under any such insurance policy, (b) reserving rights with respect to a particular claim under any such insurance policy or such insurance policy in general or (c) cancelling, terminating or amending, or threatening to cancel or terminate, any such insurance policies.

3.19          Affiliated Transactions. Except as set forth in the “Affiliated Transactions Schedule” attached hereto as Schedule 3.19, no officer, director, equityholder or Affiliate of any Company Group Member or, to the Company’s Knowledge, any Person related by blood or marriage to any such Person or any Person in which any such Person owns any beneficial interest, (a) is a party to any Contract with, or owns or leases, or otherwise has any interest in, any Company Assets (including Proprietary Rights) used in the operation of the Business, (b) is owed any amount (other than compensation or benefits) from any Company Group Member, nor does it owe any amount to any Company Group Member or (c) is a guarantor of any amount owed by any Company Group Member.

3.20          Compliance with Laws. Since the Lookback Date, except as set forth in the “Compliance with Laws Schedule” attached hereto as Schedule 3.20, (a) each of the Company Group Members has complied in all material respects with all applicable Laws or Orders to which the Business, the Company Assets or any Company Group Member are subject, including the Customs and International Trade Laws and any similar applicable Laws; (b) no Company Group Member has received notice, a warning letter or other similar communication from a Governmental Authority indicating such Company Group Member’s unresolved violation of, noncompliance with or Liability arising under any applicable Law or Order; and (c) no Company Group Member has received notice of any investigation or formal review of such Company Group Member by any Governmental Authority, and no claims have been filed (or, to the Company’s Knowledge, have been threatened to be filed) against any Company Group Member relating to or alleging any violation by any Company Group Member of any such Law or Order.

3.21          Environmental Matters.

(a)            As used in this Section 3.21, the following terms shall have the following meanings:

(i)               “Environmental Laws” means all applicable Laws and Orders relating to worker health and safety, pollution or contamination of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or protection of the environment, natural resources or protected species or Hazardous Materials.

(ii)              “Hazardous Materials” means any chemical, waste material, compound, constituent, material or other substance defined or regulated as toxic, hazardous, radioactive, a pollutant or contaminant or words of similar effect under applicable Environmental Laws, including petroleum, its derivatives, by-products and other hydrocarbons, microplastics, asbestos, asbestos-containing material, polychlorinated biphenyls and per- and polyfluoroalkyl substances.

(iii)             “Released” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

(b)           Except as disclosed on the “Environmental Matters Schedule” attached hereto as Schedule 3.21, the Company Group Members’ operation of the Business, including at or from all real estate currently or formerly owned, leased or operated by any of them and their operation of the Company Assets, has, during the five (5) years prior to the Closing Date, complied in all material respects with and currently complies in all material respects with all applicable Environmental Laws and the terms and conditions of all Permits and approvals required thereunder.

(c)           Except as disclosed on the Environmental Matters Schedule, no Company Group Member (or any other Person to the extent giving rise to Liability of the Company Group) has stored, managed, treated, recycled, transported, disposed or arranged for disposal of, Released or exposed any Person to, or owned, leased or operated any property or facility contaminated by any Hazardous Materials, in each case such as would give rise to a material violation of or material Liabilities under Environmental Laws or under the terms of the Leases.

(d)          There is no material Liability of a Company Group Member relating to any Environmental Law or Permit issued thereunder or Hazardous Materials, and to the Company’s Knowledge, there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such material Liability.

(e)           Except as disclosed on the Environmental Matters Schedule, each Company Group Member has, during the five (5) years prior to the Closing Date, possessed and currently possesses and maintains in effect (including timely filing of renewals) all material Permits and approvals required under applicable Environmental Laws.

(f)            Since the Lookback Date or, prior to such date to the extent not fully resolved, to the Company’s Knowledge, no Company Group Member has received any written notice of violation, demand letter, administrative inquiry, request for information, citation, summons or complaint or claim related to Environmental Laws or Permits issued thereunder or Hazardous Materials, or otherwise asserting or alleging any material claim relating to an environmental matter involving the Company Group or any currently or formerly real property owned, leased or operated by the Company Group or any other Person for which the Company Group would have Liability. There are no material Proceedings pending or, to the Company’s Knowledge, threatened, against any Company Group Member or any of their respective predecessors with respect to Environmental Laws or Permits issued thereunder or Hazardous Materials.

(g)           The Company has made available to the Purchaser in the Virtual Data Room true, correct and complete copies of all material reports, studies, correspondence and memoranda in the Company Group’s possession or control relating to environmental, health or safety matters with respect to the Business or the Company Assets, including the environmental condition of the Real Property.

3.22          Customers and Suppliers. The “Customers and Suppliers Schedule” attached hereto as Schedule 3.22 sets forth a list of the names of the Company Group’s fifteen (15) (a) largest customers, determined based on the total dollar amount of sales made to such customers (the “Material Customers”), and (b) largest vendors, suppliers or service providers, determined based on the total dollar amount of purchases from such suppliers (the “Material Suppliers”), in each case, for the fiscal year ended December 31, 2023, and including for each Material Customer and Material Supplier the dollar amount of such sales or purchases for such fiscal year. No Material Customer has materially reduced, or indicated in writing its intention to materially reduce, its business with the Company Group from the levels of such business during the fiscal year ended December 31, 2023. The Company Group has not received any written notice (or to the Company’s Knowledge, other notice) from any Material Customer or Material Supplier informing the Company Group that it intends to terminate, cancel or not renew any Contract between such Material Customer or Material Supplier and the Company Group or that it will change the terms (whether related to payment, price or otherwise) of its Contract with the Company Group in a manner materially adverse to the Company Group or the Business. There are no outstanding, pending or, to the Company’s Knowledge, threatened disputes concerning the products or services provided to any Material Customer or by any Material Supplier, and no facts or circumstances exist that would reasonably be expected to form the basis for any such dispute. No Company Group Member receives or holds, directly or indirectly (excluding for the avoidance of doubt deferred revenue held by any Company Group Member in connection with Contracts with any Company Group Member’s customers), any funds on behalf of any Company Group Member’s customer.

3.23          Labor and Employment Matters.

(a)            The “Labor and Employment Matters Schedule” attached hereto as Schedule 3.23 contains a list of all current employees and individual independent contractors of, and individual consultants to, the Company Group, and, for each such employee, independent contractor and consultant, as applicable, his or her: (i) employing or engaging entity; (ii) job title or position (including whether full-time or part-time); (iii) minimum wage and overtime exemption status under applicable Law; (iv) work authorization (including visa or work permit type and expiration date); (v) date of hire or engagement; (vi) work location (including country, state and city); (vii) whether such employee is absent from active employment and, if so, the date such employee became inactive, the reason for inactive status, and, if applicable, the anticipated date of return to active employment; (viii) confidentiality, non-compete, non-solicitation and other restrictive covenant and innovation assignment agreements, if any; provided, that, personally identifiable information shall be protected by number in lieu of name, to the extent required by applicable Law; (ix) current base wage rate or annual salary; (x) commission, incentive, and other bonus opportunities (including any accrued but unpaid commissions, incentives and bonuses); (xi) other compensation and material benefits (including accrued but unused vacation or paid time off and any perquisite benefits); (xii) scheduled increases in compensation and benefits, if any; (xiii) scheduled promotions, if any; and (xiv) for independent contractors or consultants, type of services provided.

(b)            Except as set forth on the Labor and Employment Matters Schedule: (i) the Company Group Members are and have been in compliance with applicable labor and employment Laws, including health and safety regulations (including the Occupational Safety and Health Act of 1970), Social Security regulations, Tax regulations, regulations regarding labor relations, equal employment opportunity, fair employment practices, employment discrimination, harassment, retaliation, working conditions, working hours, wages, overtime compensation, meal and break periods, privacy, disability rights or benefits, reasonable accommodations, leaves of absence, paid sick leave, workers’ compensation, unemployment insurance, and immigration and (ii) to Company’s Knowledge there are no ongoing or threatened Proceedings against the Company Group by or with any Governmental Authority in connection with the employment or engagement of any current or former applicant, employee, consultant or independent contractor of the Company Group, including, without limitation, any Proceeding relating to applicable labor and employment Laws.

(c)           Except as set forth on the Labor and Employment Matters Schedule: (i) no Company Group Member is or has been since the Lookback Date, a party to, bound by, or negotiated any CBA or other Contract with a union, works council, or labor organization (collectively, “Union”); (ii) there is not, and has not been since the Lookback Date, any Union representing or purporting to represent any employee of the Company Group; (iii) to the Company’s Knowledge, there are no ongoing or threatened Union organization activities relating to any Company Group Member, and no such activities have occurred since the Lookback Date; and (iv) there are no pending or, to the Company’s Knowledge, threatened strikes, work stoppages, walkouts, lockouts, unfair labor practice charges, material labor arbitrations, material labor grievances, or other material labor disputes involving the Company Group, and no such disputes have occurred since the Lookback Date and, to the Company’s Knowledge, no circumstances exist that would reasonably be expected to result in any such dispute. With respect to the Contemplated Transactions, any notice to the Company Group’s employees or their Representatives required under a CBA or applicable Law has been provided, and all bargaining, consultation or similar obligations to the Company Group’s employees or their Representatives required under a CBA or applicable Law have been satisfied.

(d)           The Labor and Employment Matters Schedule sets forth a list of all employees of Deflecto, Beemak Plastics, LLC or Transportation Safety Holdings, LLC, who, in the six (6)-month period prior to the Closing Date, have been (i) terminated or laid off, (ii) had their hours reduced by 50% or more, or (iii) have been put on temporary layoff status. Since the Lookback Date, no Company Group Member has implemented any employee layoffs or plant closures that did or could give rise to notice or payment obligations or other Liability under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and no such activities have been announced or are planned.

(e)            Since the Lookback Date, the Company Group Members have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, vacation pay, pension benefits, severance and termination payments, fees and other compensation or benefits that have come due and payable to their current or former employees and individual independent contractors under applicable Laws, Contract or policies, whether written or oral, of the Company Group.

(f)            To the Company’s Knowledge, no current employee of the Company Group who is an officer or key employee (i) currently intends to terminate his or her employment prior to the one (1) year anniversary of the Closing, (ii) has received an offer to join a business that is competitive with the Business, (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on (A) the performance by such officer or key employee of his or her duties or responsibilities as an officer or key employee of the any Company Group Member, or (B) the Business.

(g)           Each employee working for a Company Group Member in the United States has the lawful right to work in the United States. Each Company Group Member, as applicable, has in its files a Form I-9 that was completed in accordance with applicable Law for each current employee for whom such form is required under applicable Law. No employee of the Company Group is employed under a nonimmigrant work visa or any other work authorization that is limited in duration.

(h)           All Persons classified by the Company Group as independent contractors since the Lookback Date have satisfied the requirements of applicable Law to be so classified, and the Company Group Members, as applicable, have fully and accurately reported each such Person’s compensation on IRS Form 1099 during such period when required to do so by applicable Law.

(i)            All employees of the Company Group that are currently classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.

(j)            With respect to each Government Contract, the Company Group is and has been in compliance in all material respects with Executive Order No. 11246 of 1965 (“E.O. 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all implementing regulations. The Company Group Members maintain and comply with affirmative action plans in compliance with E.O. 11246, Section 503 and VEVRAA, including all implementing regulations. The Company Group is not, and has not been since the Lookback Date, the subject of any audit, investigation or enforcement action by any Governmental Authority in connection with any Government Contract or related compliance with E.O. 11246, Section 503 or VEVRAA. The Company Group Members have not been debarred, suspended or otherwise made ineligible from doing business with the United States government or any government contractor. The Company Group Members are in compliance with and have complied with all immigration laws, including any applicable mandatory E-Verify obligations.

3.24           Permits. Set forth on the “Permits Schedule” attached hereto as Schedule 3.24 is a true, correct and complete list and brief description of all material permits, approvals, authorizations, certificates, registrations, accreditations, consents, licenses, Orders and other similar authorizations of all Governmental Authorities (hereinafter referred to as “Permits”), and except as set forth on the Permits Schedule, each Company Group Member has obtained and validly holds (and since the Lookback Date have obtained and validly held) all Permits necessary for the lawful operation of the Business or the lawful ownership or use of the Company Assets. Each such Permit is (and since the Lookback Date has been) valid, binding and in full force and effect. Each of the Company Group Members is (and since the Lookback Date has been) in compliance with the terms and conditions of such Permits in all material respects, and no event has occurred or circumstance exists that (with or without notice, lapse of time or both) would reasonably be expected to form the basis of any breach of the terms and conditions of such Permit in any material respect. Since the Lookback Date, no Company Group Member has received any written notices (or, to the Company’s Knowledge, any other notice) that such Company Group Member is in violation of any of the terms or conditions of such Permits in any material respect. The Company has made available to the Purchaser true, correct and complete copies of all such Permits.

3.25          Personal Property; Sufficiency.

(a)           Except as set forth on the “Personal Property Schedule” attached hereto as Schedule 3.25, the Company Group has good and marketable title to, a valid leasehold interest in or other right to use all Company Assets and other tangible personal property included in the Company Assets (but excluding any interest in the Real Property, which is addressed in Section 3.10) necessary to conduct the Business as currently conducted, free and clear of all Liens (other than Permitted Liens). No Person has an Option, drag-along right or tag-along right with respect to any of the Company Assets as a result of the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.

(b)           There are no structural deficiencies or latent defects affecting any Company Assets, and there are no facts or conditions affecting any of the Company Assets which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Company Assets or any portion thereof in the operation of the Business. The Company Assets were constructed in material conformance with, and are operating materially in accordance with, applicable Law. The Company Assets (i) are in good operating and working condition and repair, (ii) are not in need of material maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost, (iii) have been operated and maintained in all material respects in the Ordinary Course of Business, (iv) are suitable and adequate for the purposes for which they are presently used and are capable of performing all functions and operations for which they are presently used, and (v) constitute all of the Assets necessary to operate the Business and are sufficient, in all material respects, for the continued conduct of the Business immediately after the Closing, in each case of clause (i) through (iv), ordinary wear and tear excepted.

(c)            There is no pending or, to the Knowledge of the Company, threatened condemnation, expropriation or similar Proceeding (whether permanent, temporary, whole or partial), or any sale or other disposition of (in each case) any Company Assets or any part thereof in lieu of condemnation or similar Proceeding by any Governmental Authority.

3.26          Accounts Receivable and Payable; Purchase Orders.

(a)            All of the accounts receivable owing to any Company Group Member (“Accounts Receivable”) as set forth on the Latest Balance Sheet and on the Company Closing Date Schedule constitute valid and enforceable claims for the total dollar amount thereof arising from bona fide transactions for goods sold or services performed in the Ordinary Course of Business, and the goods or services involved have been sold, delivered or performed to the account obligors (to the extent such goods or services were due prior to the Closing Date). Such Accounts Receivable, and reserves and allowances with respect thereto, reflected on the Latest Balance Sheet and the Company Closing Date Schedule are stated thereon in accordance with GAAP, consistently applied with the historical accounting practices of the Company Group. No agreement for deduction, free services or goods, discounts or other deferred price or quantity adjustments in excess of amounts reflected in the reserves and allowances with respect thereto on the Latest Balance Sheet and the Company Closing Date Schedule has been made with respect to such Account Receivables and no Person has any Lien (other than Permitted Liens) on such any portion of such Accounts Receivable. No Company Group Member has received any written notice of any material claims, refusals to pay any material amounts or other material claimed rights of set off against any Accounts Receivable, in each case other than in the Ordinary Course of Business. To the Knowledge of the Company, no account debtor is insolvent or bankrupt.

(b)           All accounts payable of the Company Group are legal, valid and binding obligations of the Company Group and were incurred in the Ordinary Course of Business and no such account payable is delinquent more than ninety (90) days in its payment. The charges, accruals and reserves on the books of the Company Group in respect of the accounts payable as of the date thereof were recorded in accordance with past practice consistently applied during the periods involved.

3.27          Product and Service Warranties.

(a)            The Company Group does not offer or sell to its customers any extended warranty program, pre-paid service plans or any similar programs or plans.

(b)           Each product sold or delivered by the Company Group with respect to the Business since the Lookback Date is, and at all times since the Lookback Date and up to and including the sale thereof, has been, in compliance, in all material respects, with all product specifications and all express and implied warranties and all applicable Laws. To the Knowledge of the Company, there is no material defect with respect to any past (since the Lookback Date) or current products of the Company Group that has been established or is being investigated by the Company Group. Since the Lookback Date, no Proceeding has been brought and, to the Knowledge of the Company, no Proceeding has been threatened, with respect to the Company Group’s products, and, to the Knowledge of the Company, there has not been any material pattern of defect involving such products. The Company Group does not have any material Liability for replacement or repair of any such products. The Company Group has not sold any products, or delivered any services with respect to the Business, that included a warranty for a period of longer than one (1) year and that are still ongoing or that extend for more than one (1) year beyond the date of this Agreement.

(c)            Since the Lookback Date, the Company Group has not incurred any material Liability arising out of any injury to individuals or property as a result of the use of any product repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Company Group with respect to the Business. The Company Group has not committed any act or failed to commit any required act which would result in, and, to the Knowledge of the Company, there has been no occurrence which would give rise to or form the basis of, any material product liability or liability for breach of warranty (whether covered by insurance or not) on the part of the Company Group with respect to products repaired, maintained, delivered, sold or installed or services rendered by or on behalf of the Company Group with respect to the Business.

3.28          Sanctions; Import and Export Controls. Each Company Group Member and, while acting for or on its behalf, each of the Company Group’s officers, directors, employees, managers, agents, distributors, sub-distributors and other Persons authorized to act for or on behalf of the Company (the “Company Relevant Persons”) are, and since the Lookback Date have been, in compliance with: (i) all applicable trade, economic and financial sanctions Laws, regulations, embargoes and restrictive measures, including the U.S. economic sanctions Laws administered by the U.S. Department of the Treasury, Office of Foreign Assets Control, the European Union and enforced by its member states, the United Nations or His Majesty’s Treasury (collectively, “Sanctions”); and (ii) all applicable export, re-export, transfer or import control Laws, including the Export Administration Regulations administered by the U.S. Department of Commerce (collectively, “Ex-Im Laws”). No Company Group Member nor any Company Relevant Persons has been: (A) listed or designated on any Sanctions-related list of restricted parties maintained by any applicable Governmental Authority; (B) a Governmental Authority of, resident in or organized under the Laws of a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine); or (C) 50% or more owned or controlled by any of the foregoing. Without limiting the foregoing, no Company Group Member has (1) submitted any disclosures nor received any written notice that it is subject to any Proceeding concerning, (2) conducted any internal investigation concerning or (3) received written notice of any allegation involving or otherwise relating to, any alleged or actual violation of Sanctions or Ex-Im Laws.

3.29          Anti-Corruption.

(a)           Since the Lookback Date, the Company Group Members and the Company Relevant Persons have not, directly or indirectly, violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the Corruption of Foreign Public Officials Act or any other anti-corruption or anti-bribery Law (collectively, the “Anti-Corruption Laws”) to the extent applicable to the Company Group or the Business.

(b)           The Company Group Members and the Company Relevant Persons have not, directly or indirectly, made any offer, payment, promise to pay, gift, bribe, rebate, loan, payoff, kickback or any other transfer of value to any Person for the purpose of inducing such Person to do any act or make any decision in an official capacity, including a decision to fail to perform an official function, or use his or her or its influence with a Governmental Authority in order to affect any act or decision of such Governmental Authority for the purpose of assisting any Person to obtain or retain any business, or to facilitate efforts of any Person to transact business or for any other improper purpose (e.g., to obtain a Tax rate lower than allowed by Law) in each case in violation of applicable Anti-Corruption Laws.

(c)           Since the Lookback Date, no Company Group Member has received any written notice of any current investigation, allegation, request for information or other inquiry regarding the actual or possible violation of the Anti-Corruption Laws by any Company Group Member.

3.30          Bank Accounts. The “Bank Accounts Schedule” attached hereto as Schedule 3.30 sets forth a true, correct and complete list of (a) the names and locations of banks, trust companies and other financial institutions at which any Company Group Member maintains deposit, checking, investment securities or similar accounts or safe deposit boxes and (b) the types of those arrangements and accounts, including the names in which the accounts or boxes are held, the account or box numbers and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto.

3.31          Directors and Officers. The “Directors and Officers Schedule” attached hereto as Schedule 3.31 sets forth a true and correct list of all of the officers, directors or similar functionaries of each Company Group Member.

3.32          Solvency. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending against or, to the Knowledge of the Company, threatened in writing or orally against any Company Group Member. No Proceeding is currently contemplated by a Seller in which any Company Group Member would be declared insolvent or subject to the protection of any bankruptcy or reorganization Laws or procedures. As of the date hereof, each Company Group Member is Solvent, and immediately following the Closing, and after giving effect to all of the Contemplated Transactions, each Company Group Member will be Solvent. The Company Group is not making any transfer of property and is not incurring any Liability in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of any Seller or any Company Group Member.

3.33          Canadian Competition Act. Each of (i) the aggregate value of the Company Group’s assets in Canada; and (ii) the Company Group’s gross revenues from sales in, from or into Canada, in each case determined in accordance with the Competition Act (Canada) and the regulations made thereunder, do not exceed the amounts prescribed in accordance with Sections 110(8) and 110(9) of the Competition Act (Canada).

3.34          Sate-Lite India. As of the date hereof, the transfer of Sate-Lite India to an Affiliate of Sellers is complete, and such transfer was completed in compliance with all applicable Laws. As of the date hereof, no Company Group Member owns any Equity Interests in Sate-Lite India nor retains any obligations or Liabilities arising out of or relating to its former ownership of the Equity Interests of Sate-Lite India or the transfer thereof to an Affiliate of Sellers.

3.35          No Other Representations and Warranties. Except for the representations and warranties contained in Article 2 or this Article 3 (including the related portions of the Disclosure Schedule), none of the Sellers, the Sellers’ Representative, the Company Group Members or any other Person has made, nor do any of them make, any other express or implied representation or warranty, either written or oral, including any representation or warranty as to the accuracy or completeness of any information regarding the Sellers, the Sellers’ Representative, the Company Group Members or their respective businesses furnished or made available to the Purchaser or its Representatives (including, without limitation, any information, documents or material made available to the Purchaser and its Representatives in any electronic documentation site or virtual data room established by or on behalf of the Company (including the Virtual Data Room), management presentations or in any other form in expectation of the Contemplated Transactions) or as to the future revenue, profitability or success of the Company Group, or any representation or warranty arising from statute or otherwise in Law. The Purchaser shall not be entitled to rely on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties provided in Article 2 and this Article 3.

4.             REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as of the Closing Date that:

4.1            Organization and Power. The Purchaser is a limited liability company, duly organized and validly existing under the Laws of Delaware, with full company power and authority to enter into this Agreement and the Related Documents to which it is a party and to perform its obligations hereunder and thereunder.

4.2            Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the Related Documents to which the Purchaser is a party and the consummation of the Contemplated Transactions have been duly and validly authorized by all requisite company action, and no other proceedings on the part of the Purchaser are necessary to authorize the execution, delivery or performance of this Agreement or any such Related Documents. This Agreement and the Related Documents to which the Purchaser is a party have been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers, the Sellers’ Representative and the Company) this Agreement and the Related Documents to which the Purchaser is a party constitute valid and legally binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, except that such enforceability may be limited by the Enforceability Exceptions.

4.3            No Violation. The execution, delivery and performance of this Agreement and the Related Documents to which the Purchaser is a party and the consummation of the Contemplated Transactions do not and will not (a) conflict with, constitute a breach, default or violation of or under or cause the acceleration or imposition of any obligation under, or (b) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or any other Person under, (i) the provisions of any material Contract to which the Purchaser is subject or bound, (ii) any Law to which the Purchaser is subject or (iii) the provisions of the Purchaser’s Constituent Documents, in the case of each of clause (i) or (ii), that has or would reasonably be expected to have a material and adverse effect on the Purchaser’s performance under this Agreement and the Related Documents to which the Purchaser is a party or the consummation of the Contemplated Transactions.

4.4            Litigation. There are no Proceedings or Orders pending or, to the Purchaser’s knowledge, threatened against the Purchaser, at law or in equity, or before or by any Governmental Authority, in each case that (a) questions or challenges the validity of this Agreement, the Related Documents or the consummation by the Purchaser of the Contemplated Transactions or any action required to be taken by the Purchaser in connection with, or which seeks to enjoin, this Agreement, the Related Documents or the consummation of the Contemplated Transactions, or (b) would reasonably be expected to materially and adversely affect the Purchaser’s performance under this Agreement or any of the Related Documents to which the Purchaser is a party or the consummation of the Contemplated Transactions. The Purchaser has not initiated any Proceedings against any other Person that would, individually or in the aggregate, reasonably be expected to materially and adversely affect the Purchaser’s performance under this Agreement or any of the Related Documents to which the Purchaser is a party or the consummation of the Contemplated Transactions.

4.5            Brokerage. The Purchaser has no obligation to pay any brokerage commissions, investment banking fees, finders’ fees or similar compensation in connection with the Contemplated Transactions for which any Seller will have Liability.

4.6            Governmental Consent, etc. No Permit, consent, declaration to, notice to or filing with any Governmental Authority or any other Person is required to be obtained by the Purchaser in connection with the execution, delivery or performance of this Agreement or the Related Documents to which the Purchaser is a party or the consummation by the Purchaser of any of the Contemplated Transactions.

4.7            Solvency. As of the Closing, the Purchaser is Solvent; and, immediately following the Closing and after giving effect to the Contemplated Transactions, assuming (a) all representations and warranties of the Company Group are true and correct (without regard to any materiality, Material Adverse Effect or similar qualifications contained therein), (b) the satisfaction or waiver of the conditions to the Purchaser’s obligation to consummate the Closing set forth in this Agreement and (c) immediately prior to the Closing, the Company Group Members are Solvent, then in the absence of Fraud or intentional misrepresentation, the Purchaser will be Solvent. The Purchaser is not making any transfer of property and is not incurring any Liability in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of the Purchaser.

4.8            Investment Representations.

(a)            The Purchaser is acquiring the Purchased Shares hereunder for its own account with the present intention of holding such Equity Interests for purposes of investment, and the Purchaser has no present intention of selling such Equity Interests in a public distribution in violation of the Securities Act or any applicable federal, state or foreign securities Laws.

(b)            The Purchaser is sophisticated in financial matters, has been able to evaluate the risks and benefits of the purchase of the Purchased Shares, has been furnished with materials relating to the Company Group and the Purchased Shares, and has been afforded the opportunity to evaluate the Purchaser’s participation in the Contemplated Transactions.

(c)            The Purchaser has the necessary knowledge and experience in financial and business matters as to be able to evaluate the merits and risks of its participation in the Contemplated Transactions.

(d)            The Purchaser is an “accredited investor” as defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

(e)            The Purchaser further acknowledges that the Purchased Shares have not been registered under the Securities Act or any applicable federal, state or foreign securities Laws, and that the Purchased Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and such Purchased Shares are registered under any applicable federal, state or foreign securities Laws or pursuant to an exemption from registration under the Securities Act and any applicable federal, state or foreign securities Laws.

4.9            Compliance. With respect to financing the Purchase Price, Purchaser will comply with applicable Sanctions in all material respects.

4.10         No Other Representations and Warranties. Except for the representations and warranties contained in this Article 4, neither the Purchaser nor any other Person has made, nor do any of them make, any other express or implied representation or warranty, either written or oral, including any representation or warranty as to the accuracy or completeness of any information regarding the Purchaser or its business furnished or made available to the Sellers, the Company or their respective Representatives or as to the future revenue, profitability or success of the Purchaser, or any representation or warranty arising from statute or otherwise in law. Neither the Company nor the Sellers shall be entitled to rely on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties provided in this Article 4.

5.            CLOSING TRANSACTIONS

5.1            The Closing. Subject to the conditions contained in this Agreement, the Closing shall take place via electronic exchange of documents at 10:00 a.m. Central Time (or at such other time as agreed upon by the Parties) on the date hereof (the “Closing Date”).

5.2            Actions to Be Taken at the Closing. The purchase and sale of the Purchased Shares and the payment of the Closing Amount pursuant to the terms of this Agreement shall take place at the Closing, and all actions required to be taken pursuant to this Agreement at the Closing (including all deliveries required to be made at the Closing pursuant to this Article 5) shall occur and shall be deemed to take place simultaneously.

5.3            Closing Deliveries.

(a)            The Company and the Sellers’ Representative shall deliver, or cause to be delivered, to the Purchaser at the Closing the following documents, duly executed by the appropriate Person(s) where necessary to make them effective:

(i)            a copy of the Escrow Agreement, duly executed by the Sellers’ Representative and the Escrow Agent;

(ii)            a certificate of an officer of the Company certifying as to copies of (A) each Company Group Member’s Constituent Documents, (B) the resolutions authorizing the execution, delivery and performance by the Company of this Agreement and the Related Documents to which the Company is a party and (C) the incumbency and signatures of the officers executing this Agreement on behalf of the Company;

(iii)            a certificate of an officer of each Seller certifying as to copies of the resolutions authorizing the execution, delivery and performance by such Seller of this Agreement and the Related Documents to which such Seller is a party;

(iv)            a copy of the certificate of formation, certificate or articles of incorporation, or other equivalent governing documents, as applicable, in each case as amended, of each Company Group Member (other than Deflecto Canada, Ltd.), certified by the applicable Governmental Authority (as applicable) as of a date not more than five (5) days prior to the Closing Date (except for in a jurisdiction where such five (5) day period shall be impossible in which case such certification shall be as close to the Closing Date as possible but in any event as of a date not more than fifteen (15) days prior to the Closing Date);

(v)            certifications issued by the secretary or department of state, or another appropriate officer, of the jurisdictions of each Company Group Member’s organization and each jurisdiction in which such Company Group Member is qualified to do business, as to the good standing (or other equivalent) of such Company Group Member under the Laws of such jurisdiction as of a date not more than five (5) days prior to the Closing Date (except for in a jurisdiction where such five (5) day period shall be impossible in which case such certification shall be as close to the Closing Date as possible but in any event as of a date not more than fifteen (15) days prior to the Closing Date);

(vi)            stock certificates, duly endorsed for transfer (or accompanied by stock powers duly executed in blank), evidencing the Purchased Shares;

(vii)            valid and properly completed IRS Form W-9, duly executed by each Seller and certifying that each such Seller is a “United States person” as defined in Section 7701(a)(30) of the Code and is not subject to backup withholding;

(viii)            written resignations of each of the directors, managers and officers of each Company Group Member, as set forth on the “Resignations Schedule” attached hereto as Schedule 5.3(a)(viii); and

(ix)            Payoff Letters (if applicable) with respect to any Payoff Amounts;

(x)            in respect of Yearntree Limited, the Subsidiary incorporated in England and Wales with company number 01531357, the authentication code for online filing at Companies House and confirmation as to whether it is registered for Protected Online Filing at Companies House;

(xi)            termination agreements in a form reasonably acceptable to Purchaser providing for the termination of the Contracts set forth on Schedule 5.3(a)(xi) as of Closing upon receipt by the counterparties to such Contracts of amounts owed to such Persons thereunder as of the Closing, duly and validly executed by the counterparties to such Contracts; and

(xii)            evidence reasonably satisfactory to Purchaser that the 280G Waiver was solicited in a manner intended to conform with Section 280G of the Code and the regulations promulgated thereunder and that (a) the requisite 280G Approval was obtained with respect to any payments or benefits that were subject to the 280G Approval or (b) the 280G Approval was not obtained and as a consequence, such payments or benefits shall not be made or provided pursuant to the 280G Waivers executed by the affected Persons.

All of the foregoing documents in this Section 5.3(a) shall be reasonably satisfactory in form and substance to the Purchaser and shall be dated as of the Closing Date unless otherwise provided above.

(b)            The Purchaser shall deliver, or cause to be delivered, to the Sellers’ Representative at the Closing the following documents, duly executed by the appropriate Person(s) where necessary to make them effective:

(i)            a copy of the Escrow Agreement, duly executed by the Purchaser;

(ii)            a copy of the JPM Consent Letter, duly executed by the parties thereto;

(iii)            a copy of the bound R&W Insurance Policy, together with the no-claims certificate attached thereto;

(iv)            a certificate of an officer of the Purchaser certifying as to copies of the resolutions authorizing the execution, delivery and performance by the Purchaser of this Agreement and the Related Documents to which the Purchaser is a party; and

(v)            a certification issued by the secretary or department of state, or another appropriate officer, of the jurisdiction of the Purchaser’s organization, as to the good standing of the Purchaser under the Laws of such jurisdiction as of a date not more than five (5) days prior to the Closing Date.

(c)            The Purchaser shall make or cause to be made payment (on behalf of the Company Group) of the Payoff Amounts to the Persons entitled thereto (to the extent payable to a Person by the Purchaser pursuant to the Funds Flow); provided that, with respect to any Payoff Amounts for which a Payoff Letter is delivered to the Purchaser at the Closing, such Payoff Amount shall be paid in accordance with such Payoff Letter.

(d)            The Purchaser shall make or cause to be made payment (on behalf of the Company Group) of the Unpaid Transaction Expenses to the Persons entitled thereto pursuant to Section 1.3(c).

(e)            The Purchaser shall deliver the Escrow Amounts to the Escrow Agent for deposit in the Escrow Accounts in accordance with the terms and conditions of the Escrow Agreement.

(f)            The Purchaser shall deliver the Sellers’ Expense Fund Amount to the Sellers’ Representative by wire transfer of immediately available funds to the account(s) designated in writing by the Sellers’ Representative prior to the Closing.

(g)            The Purchaser shall deliver the Closing Amount to the Sellers by wire transfer of immediately available funds to the accounts designated in writing by the Sellers’ Representative prior to the Closing.

6.            INDEMNIFICATION; SELLER RETENTION AMOUNT

6.1            Survival; Remedies.

(a)            None of the representations or warranties of the Parties set forth in this Agreement, the Related Documents or in any writing specifically required to be delivered to a Party pursuant to this Agreement shall survive the Closing Date or the consummation of the Contemplated Transactions; provided, however, that this Section 6.1(a) shall not affect the time periods during which any claim by the Purchaser may be made solely under the R&W Insurance Policy, and solely for the purposes of the R&W Insurance Policy, all such representations and warranties shall survive until the expiration of the R&W Insurance Policy pursuant to its terms. Each covenant and agreement set forth in this Agreement, the Related Documents or in any writing specifically required to be delivered to a Party pursuant to this Agreement that by its terms is to be performed or complied with, in whole or in part, following the Closing shall survive the Closing and remain in full force and effect in accordance with its respective terms until fully performed or complied with. The indemnification obligations of the Sellers under Section 6.2 shall expire on the Tax Release Date (except as set forth in Section 6.4). Each applicable survival period as provided in this Section 6.1(a) is herein referred to as an “Expiration Date.” No Party nor any of its Affiliates shall be liable for any Liabilities with respect to any representation, warranty, covenant or agreement from and after the Expiration Date applicable to such representation, warranty, covenant or agreement; provided, however, that any claim for indemnification asserted in accordance with this Article 6 or any claim for a breach of a representation or warranty in Article 2 or 3 for which the Purchaser submitted a claim for recovery under the R&W Insurance Policy (a “Claim”) prior to the applicable Expiration Date shall survive such Expiration Date if a Claim Notice regarding such Claim shall have been delivered to (i) the Party against whom such Claim is asserted (the “Indemnifying Party”) in accordance with this Article 6 or (ii) the insurer under the R&W Insurance Policy and the Sellers’ Representative pursuant to Section 6.4, in each case prior to such Expiration Date.

(b)            For the avoidance of doubt, the Purchaser’s sole and exclusive source of recovery for any Liabilities due to a breach of or inaccuracy in any representation or warranty of the Sellers’ Representative, the Sellers or any Company Group Member in this Agreement, the Related Documents or any writing required to be delivered to a Party pursuant to this Agreement shall be recovery from the insurance coverage provided by the R&W Insurance Policy, except (i) in the case of Fraud or (ii) as set forth in Section 6.2, Section 6.3 and Section 6.4. No Purchaser Indemnified Party may make a Claim under this Agreement, the Related Documents or any writing required to be delivered to a Party pursuant to this Agreement in respect of any Liabilities due to a breach of or inaccuracy in any representation or warranty of the Sellers’ Representative, the Sellers or any Company Group Member in this Agreement, the Related Documents or any writing required to be delivered to a Party pursuant to this Agreement, except in accordance with Section 6.2, Section 6.3 and Section 6.4. The Parties expressly acknowledge and agree that the agreements contained in this Article 6 are an integral part of the Contemplated Transactions and that, without the agreements set forth in this Article 6, none of the Parties would enter into this Agreement.

6.2            Indemnification by the Sellers. Subject to the provisions of this Article 6, from and after the Closing and until the applicable Expiration Date, the Sellers shall severally (but not jointly) indemnify, defend and hold harmless the Purchaser, each of its Affiliates and its and their respective directors, managers, employees, officers, partners and equityholders and each of their respective successors and assigns (which includes, for the avoidance of doubt, the Company Group from and after the Closing) (each, a “Purchaser Indemnified Party” and collectively, the “Purchaser Indemnified Parties”) from and against any and all Liabilities that are incurred by any Purchaser Indemnified Party to the extent arising out of or relating to Seller Taxes (including Pre-Closing Sales Taxes).

6.3            Exclusive Remedies; Limitations on Liability; Disclaimer.

(a)            From and after the Closing, except in the case of Fraud or with respect to the matters addressed in Section 1.4 (which, for the avoidance of doubt, shall be settled as set forth in Section 1.4 and not pursuant to any of the provisions of this Article 6), the remedies provided in Section 6.2 and Section 6.4, subject in each case to the limitations set forth in this Section 6.3 and Section 9.12, shall be the sole and exclusive remedies for any and all Claims against any Party to the extent arising under, out of, related to or in connection with this Agreement, the Related Documents or any writing required to be delivered to a Party pursuant to this Agreement. In the event any of the Purchaser Indemnified Parties makes a Claim against a Seller under Section 6.2, the Purchaser shall first seek collection and recovery under the R&W Insurance Policy prior to seeking recovery against the Indemnity Escrow Account; provided, however, that nothing shall require the Purchaser to commence a Proceeding to recover proceeds under such R&W Insurance Policy. Notwithstanding anything in this Agreement to the contrary, (i) with respect to any Claims that are subject to the retention under the R&W Insurance Policy, in each case to the extent there are any funds in the Indemnity Escrow Account, (A) subject to clause (B) below, with respect to Claims other than Claims arising out of or relating to breaches of any of the Fundamental Representations or Claims related to any Seller Taxes, (1) the second 50% of the retention amount payable to the insurer under the R&W Insurance Policy shall be funded by the Sellers solely by disbursement of funds in the Indemnity Escrow Account and (2) the first 50% of the retention amount payable to the insurer under the R&W Insurance Policy shall be funded by the Purchaser, and (B) with respect to Claims arising out of or relating to breaches of any of the Fundamental Representations or Claims related to any Seller Taxes, 100% of the retention amount payable to the insurer under the R&W Insurance Policy shall be funded by the Sellers solely by disbursement of funds in the Indemnity Escrow Account (the retention amounts payable by the Sellers pursuant to clauses (A) and (B), the “Seller Retention Amount”); and (ii) with respect to any claims pursuant to Section 6.2 for indemnification with respect to Seller Taxes or with respect to claims for breaches of the representations and warranties set forth in Section 3.11, in each case, which are not covered under the R&W Insurance Policy (e.g., claims for Pre-Closing Sales Taxes), to the extent there are any funds in the Tax Escrow Account, the Liabilities payable by the Sellers in connection with such claims shall be funded by the Sellers solely by disbursement of funds in the Tax Escrow Account. The Indemnified Party shall use its commercially reasonable efforts to seek recovery under applicable insurance policies for any Liabilities simultaneously with seeking indemnification under this Agreement; provided, however, that no action or omission taken in good faith by an Indemnified Party or any third-party insurer in connection with seeking such recovery shall limit the rights of the Indemnified Party to indemnification hereunder or recovery from Escrow Amounts.

(b)            The Sellers shall have no obligation to indemnify any Purchaser Indemnified Parties (i) to the extent the Liabilities arising out of the Claim are covered by insurance proceeds actually received by the Purchaser Indemnified Parties or (ii) to the extent the Liabilities arising out of the Claim are covered by indemnification, contribution or other similar proceeds actually received by Purchaser from an unaffiliated third party. If a Purchaser Indemnified Party recovers insurance proceeds from an unaffiliated third party in respect of Liabilities that are the subject of indemnification under this Agreement after all or a portion of such Liabilities have been paid by an Indemnifying Party pursuant to this Article 6, then the Purchaser Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (A) (1) the amount paid by the Indemnifying Party in respect of such Liabilities plus (2) the amount received by the Purchaser Indemnified Party in respect thereof (net of out-of-pocket costs and expenses reasonably incurred in obtaining such recovery) over (B) the full amount of the Liabilities.

(c)            Notwithstanding anything in this Agreement to the contrary, (i) the sole recourse for the Liabilities incurred by the Purchaser Indemnified Parties pursuant to Section 6.2 shall be the R&W Insurance Policy, the Indemnity Escrow Account and the Tax Escrow Account and (ii) in no event shall the Sellers’ aggregate liability arising out of, under or relating to Section 6.2 exceed the sum of the Indemnity Escrow Amount plus the Tax Escrow Amount.

(d)            THE DEFENSE, INDEMNIFICATION, HOLD HARMLESS, RELEASE, REMISE, DISCHARGE, EXCLUSIVE REMEDIES AND LIMITATION ON LIABILITY PROVISIONS PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY PURCHASER INDEMNIFIED PARTY OR BENEFICIARY THEREOF. THE PURCHASER AND THE SELLERS ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS “CONSPICUOUS”.

(e)            The provisions of this Article 6 are not intended to permit duplicate recoveries for the same loss, and in the event that any payment is made pursuant to this Agreement or the R&W Insurance Policy, recovery shall not be available under this Article 6 in respect of the same loss to the extent of such payment (including, without limitation, any amounts paid as required by Section 1.4).

(f)            To the extent required by principles of Delaware contract Law, each Purchaser Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to mitigate their respective Liabilities relating to a Claim for which indemnification is sought under this Article 6 upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise such Liabilities.

6.4            Indemnity Escrow Amount and Tax Escrow Amount. Notwithstanding anything contained in this Agreement or the Escrow Agreement to the contrary, the terms and provisions set forth in this Section 6.4 shall control as to the Parties.

(a)            The Indemnity Escrow Amount and Tax Escrow Amount shall be held by the Escrow Agent in accordance with the Escrow Agreement and paid out in accordance with the provisions of this Section 6.4 and the Escrow Agreement, and to support the satisfaction of the obligation of the Sellers to: (i) in the case of the Indemnity Escrow Amount, fund the Seller Retention Amount payable under the R&W Insurance Policy pursuant to Section 6.3(a)(i); and (ii) in the case of the Tax Escrow Amount, defend and indemnify or otherwise pay any amounts to the Purchaser Indemnified Parties in respect of indemnification for Seller Taxes pursuant to Section 6.2 or with respect to claims for breaches of the representations and warranties set forth in Section 3.11, in each case, which are not covered under the R&W Insurance Policy.

(b)            If, at any time on or prior to the Indemnity Release Date, the Purchaser in good faith delivers to the Sellers’ Representative a written notice detailing the amount of any Claim covered under the R&W Insurance Policy and subject to the Seller Retention Amount (including in such written notice the amount of the Seller Retention Amount in connection with such Claim), subject to the limitations in Section 6.3, then the Purchaser and the Sellers’ Representative shall promptly (but in no event later than five (5) Business Days after the Sellers’ Representative’s receipt of such notice) deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to disburse to the Purchaser (for further payment to the insurer under the R&W Insurance Policy) from the Indemnity Escrow Account an amount equal to the retention amount for which the Sellers are responsible pursuant to this Agreement to be paid to the insurer under the R&W Insurance Policy (up to the Seller Retention Amount) to such account(s) as designated by the Purchaser in such joint written instructions (with the Sellers’ Representative’s counterpart signature to such joint written instructions not to be unreasonably withheld, conditioned or delayed); provided, however, that, if the Sellers’ Representative fails to deliver its counterpart signature to such joint written instructions within such five (5) Business Day period, Purchaser shall be entitled to instruct the Escrow Agent to disburse to the Purchaser (for further payment to the insurer under the R&W Insurance Policy) from the Indemnity Escrow Account an amount equal to the retention amount for which the Sellers are responsible pursuant to this Agreement to be paid to the insurer under the R&W Insurance Policy (up to the Seller Retention Amount) to such account(s) as designated by the Purchaser in such written instructions without any further action or consent required by the Sellers’ Representative.

(c)            Subject to Section 6.5, if, at any time on or prior to the Tax Release Date, the Purchaser delivers to the Sellers’ Representative written notice with respect to any claim in respect of indemnification for Seller Taxes pursuant to Section 6.2 or with respect to claims for breaches of the representations and warranties set forth in Section 3.11 (each, a “Tax Claim”), including in such written notice the specific details of and specific basis under this Agreement for such Tax Claim and the amount of Liabilities incurred by, asserted against or reasonably expected to be incurred by, a Purchaser Indemnified Party (the “Claim Notice”), that a Purchaser Indemnified Party is entitled under Section 6.2 to indemnification, the Sellers’ Representative shall, within thirty (30) days after the receipt of any such Claim Notice, deliver to the Purchaser (i) a written notice that the Sellers’ Representative accepts that such Purchaser Indemnified Party is entitled to indemnification for all or any portion (which shall be specified in such written notice) of the amount of Liabilities specified in such Claim Notice, or (ii) a written notice that the Sellers’ Representative disputes in good faith that such Purchaser Indemnified Party is entitled to indemnification for all or any portion (which shall be specified in such written notice along with reasonable supporting documentation or other explanation of the reasoning for such dispute) of the amount of Liabilities specified in such Claim Notice, or (iii) a written notice reflecting any combination of the foregoing clauses (i) and (ii). Timely delivery of the Sellers’ Representative’s written notice stating that the Sellers’ Representative disputes any portion of the amount of Liabilities for which the Purchaser claims the Purchaser Indemnified Party is entitled to indemnification shall constitute notice that such amount in dispute shall not be released by the Escrow Agent to the Purchaser and that the Escrow Agent shall continue to hold such amount in accordance with the Escrow Agreement until the dispute has been fully resolved by final nonappealable court Order, arbitrator’s decision, settlement or otherwise. The failure of the Sellers’ Representative to deliver a written notice that the Sellers’ Representative disputes any portion of the amount of Liabilities for which the Purchaser claims the Purchaser Indemnified Party is entitled to indemnification shall constitute acceptance of such Liabilities and waiver of any rights to object to the portion of the amount of Liabilities for which the Purchaser claims the Purchaser Indemnified Party is entitled to indemnification with respect to such Tax Claim Notice, and such amount asserted by the Purchaser in such Claim Notice shall become final and binding on the Sellers’ Representative for all purposes of this Agreement and the Escrow Agent shall disburse an amount equal to such Liabilities from the Tax Escrow Account to an account designated by the Purchaser. Notwithstanding anything herein to the contrary, the Parties shall work together in good faith to resolve any disputed portion of such Tax Claim; provided that, if the Purchaser elects to seek recovery against the R&W Insurance Policy directly rather than against the Tax Escrow Account, the Purchaser shall have no obligation to provide any notice to the Sellers’ Representative prior to pursuing any such claim against the R&W Insurance Policy.

(d)            If the Sellers’ Representative timely delivers to the Purchaser a notice that the Sellers’ Representative (i) does not dispute any of the alleged Liabilities specified in the Purchaser’s Claim Notice or (ii) disputes in good faith only a portion of the Liabilities alleged in the Purchaser’s Claim Notice, then the Purchaser and the Sellers’ Representative shall promptly (but in no event later than five (5) Business Days after such occurrence) execute and deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to disburse to the Purchaser (to such account(s) as the Purchaser designates in such joint written instructions) (A) in the case of clause (i), the entire amount of the alleged Liabilities specified in the applicable Claim Notice and (B) in the case of clause (ii), the amount of the alleged Liabilities specified in the Sellers’ Representative’s notice that are not in dispute pursuant to Section 6.4(c)(ii) (with the Sellers’ Representative’s counterpart signature to such joint written instructions not to be unreasonably withheld, conditioned or delayed); provided, however, that, if the Sellers’ Representative fails to deliver such joint written instructions within such five (5) Business Day period, Purchaser shall be entitled to instruct the Escrow Agent to disburse to the Purchaser from the Tax Escrow Account an amount equal to the Liabilities payable pursuant to clauses (A) and (B) as applicable to such account(s) as designated by the Purchaser in such written instructions without any further action or consent required by the Sellers’ Representative.

(e)            On the Indemnity Release Date or Tax Release Date, as the case may be, the Purchaser and the Sellers’ Representative shall deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to disburse to the Sellers’ Representative or its designees from the Indemnity Escrow Account or the Tax Escrow Account, as the case may be, an amount equal to the positive remainder (if any) of (1) the remaining Indemnity Escrow Amount or the remaining Tax Escrow Amount, as the case may be, minus (2) the aggregate amount of all undisbursed or unpaid Liabilities asserted by the Purchaser in any and all applicable unresolved Claim Notices delivered by the Purchaser to the Sellers’ Representative on or prior to the Indemnity Release Date or Tax Release Date, as the case may be.

(f)            From and after the Tax Release Date, upon resolution of each unresolved Claim Notice delivered by the Purchaser to the Sellers’ Representative on or prior to the Tax Release Date, the Purchaser and the Sellers’ Representative shall promptly (but in no event more than three (3) Business Days after such resolution) execute and deliver to the Escrow Agent joint written instructions instructing the Escrow Agent to disburse from the Tax Escrow Account (1) to the Purchaser any amounts to which such Purchaser Indemnified Party is entitled upon resolution of such Claim Notice and (2) to the Sellers’ Representative or its designees any amounts to which the Sellers’ Representative is entitled upon resolution of such Claim Notice.

(g)            To the extent necessary to release any portion of the Indemnity Escrow Amount or the Tax Escrow Amount to any Party (or its designees) entitled to receive any portion thereof hereunder, the Purchaser and the Sellers’ Representative shall promptly (but in no event more than three (3) Business Days) take such reasonable actions as necessary to cause the release of such amount(s) from the Indemnity Escrow Account or the Tax Escrow Account, as the case may be, to the applicable Party or Parties, including executing and delivering to the Escrow Agent joint written instructions instructing the Escrow Agent to release such amount(s) from the Indemnity Escrow Account or the Tax Escrow Account, as the case may be.

6.5            Permitted VDA Proceedings. Following the Closing, at the election of Purchaser, Purchaser may cause any Company Group Member to initiate and conduct VDA Proceedings with the applicable Governmental Authorities in order to resolve or address matters relating to state or local sales Taxes or income Taxes or relating to United Kingdom or China value added Taxes (a “Permitted VDA Proceeding”).   The Purchaser shall have the right to control any Permitted VDA Proceeding; provided that (x) the Purchaser shall allow the Sellers’ Representative to participate in (but not direct the conduct of) any such Permitted VDA Proceeding, (y) the Purchaser shall use commercially reasonable efforts to mitigate any settlement or resolution of any Permitted VDA Proceeding relating to Seller Taxes, such efforts to include, but not limited to, the collection of tax exemption certificates or other applicable documentation from customers which may reduce such Taxes, and (z) the Seller’s Representative shall have the right to consent to any settlement or other resolution of such Permitted VDA Proceeding (which consent shall not be unreasonably withheld, conditioned or delayed).  If Purchaser has provided Seller’s Representative with a proposed settlement of a Permitted VDA Proceeding which Purchaser in good faith believes is reasonable, and Sellers’ Representative refuses or fails to give its consent to such proposed settlement, Purchaser may then deliver to the Sellers’ Representative written notice of a Tax Claim pursuant to Section 6.4(c) in respect of indemnification for Liabilities relating to Seller Taxes pursuant to Section 6.2 for the amount of such proposed settlement and Liabilities related thereto.  This amount would then continue to be held in the Tax Escrow under Section 6.4(e) after lapse of the Tax Escrow Release Date.

7.            COVENANTS OF THE PARTIES

7.1            Press Release and Announcements. No press release related to this Agreement, the Related Documents or the Contemplated Transactions or other announcements to the employees, customers or suppliers of the Company Group shall be issued without the joint written approval of the Purchaser and the Sellers’ Representative, which approval shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the generality of the foregoing, neither Sellers nor their respective Affiliates shall issue any press release or public statement or otherwise disclose the existence of this Agreement or the Contemplated Transactions prior to Purchaser’s Affiliates filing on Form 8-K with respect to this Agreement and the Contemplated Transactions being filed with the SEC. No other public announcement related to this Agreement, the Related Documents or the Contemplated Transactions shall be made by any Party, except (a) as required by Law or the applicable rules of any stock exchange having jurisdiction over the Purchaser or an Affiliate of the Purchaser (in which event the Parties shall consult with each other as to the form and substance of any such required announcement), (b) to the extent made by either Party without reference to the other Party or any of the material terms of this Agreement, the Related Documents or the Contemplated Transactions (including, without limitation, the Purchase Price) or (c) to the extent such press release or other public announcement or other disclosure (i) is being made to the same Person(s) (or, in the case of Purchaser and its Affiliates, is being filed or furnished with the SEC) and (ii) contains information and statements regarding this Agreement or the Related Documents or the Contemplated Transactions, in each case that are consistent with those that have been previously approved by the Parties pursuant to this Section 7.1. Notwithstanding the foregoing, (i) each Party may disclose the terms of this Agreement and the Related Documents to its respective directors, managers, partners, officers, employees, accountants, advisors, and other Representatives in connection with (A) compliance with financial or Tax reporting obligations or (B) in reasonable furtherance of the exercise of any remedies hereunder or under any other Contract entered into in connection with this Agreement or any Related Document or any Proceeding relating to the enforcement of its rights hereunder or thereunder, (ii) the Purchaser and the Sellers’ Representative may disclose such terms to its and its Affiliates’ respective existing and prospective general and limited partners, equityholders, members, managers and investors, in each case, as reasonably necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by Contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential). Notwithstanding anything contained herein to the contrary, in no event shall the Purchaser or, after the Closing, any Company Group Member, on the one hand, or the Sellers and the Sellers’ Representative, on the other hand, have any right to use any name or mark of the Sellers or their equityholders, on the one hand, or the Purchaser or any Company Group Member, on the other hand, or any abbreviation, variation or derivative thereof, in any press release, public announcement or other public document or communication without the express written consent of such other Person, except as required by Law or the applicable rules of any stock exchange having jurisdiction over the Purchaser or an Affiliate of the Purchaser (in which event the Purchaser or its applicable Affiliate and such applicable Seller or equityholder thereof shall consult with each other as to the form and substance of any such required announcement).

7.2            Expenses. Subject to the payment of Unpaid Transaction Expenses which are to be borne by the Sellers and paid by the Purchaser out of the Purchase Price at Closing and Sections 1.4, 7.3 and 7.4, each Party shall pay all of its fees, costs and expenses in connection with the negotiation of this Agreement and the Related Documents, the performance of its obligations hereunder and thereunder and the consummation of the Contemplated Transactions, except that the Company may pay such expenses of the Sellers directly related to the Contemplated Transactions incurred at or prior to the Closing.

7.3            Tax Matters.

(a)            The Purchaser shall (i) duly prepare (or cause to be duly prepared) and timely file (or cause to be timely filed) all Tax Returns of the Company Group that are first due (taking into account any extensions of time to file) after the Closing Date (each such Tax Return being a “Purchaser Return”) and (ii) timely pay (or cause to be timely paid) all Taxes due and owing with respect to any Purchaser Return. In the case of any Purchaser Return for a Pre-Closing Tax Period (including any Straddle Period), the Purchaser shall prepare (or cause to be prepared) such Tax Return in a manner consistent with the applicable Company Group Member’s past practices unless a contrary position is required by applicable Law. The Purchaser shall provide each Purchaser Return that is an Income Tax Return and relates to a Pre-Closing Tax Period (including any Straddle Period) to the Sellers’ Representative for review and approval at least twenty (20) Business Days prior to the filing thereof. With respect to any Purchaser Return subject to review by the Sellers under this Section 7.3(a), if the Sellers’ Representative has an objection to or otherwise disputes the manner in which any such Tax Return is prepared or any Taxes relating thereto are or should be determined or calculated, the Sellers’ Representative shall provide written notice of such objection or dispute to the Purchaser prior to the expiration of ten (10) Business Days after the receipt of such Tax Return. If any such notice is provided, the Sellers’ Representative and the Purchaser shall negotiate in good faith with a view toward resolving any such dispute or objection. If, unless otherwise agreed to in writing by the Sellers’ Representative and the Purchaser, after ten (10) Business Days from the date on which written notice was provided, any dispute or objection raised therein remains unresolved, the unresolved dispute shall be submitted to the Independent Accountant for resolution pursuant to procedures and terms similar to those set forth in Section 1.4 (but only to the extent such procedures or terms are not inconsistent with the terms of this Section 7.3(a)). Notwithstanding that a dispute relating to a Tax Return prepared pursuant to this Section 7.3(a) remains unresolved, the Purchaser shall be entitled to file (or cause to be filed) any such Tax Return by its due date (including extensions, if applicable). In the event any such Tax Return is filed prior to the parties’ or the Independent Accountant’s resolution of a disagreement in respect of such Tax Return, and the Tax Return does not reflect the parties’ or the Independent Accountant’s determination of the resolution of such disagreement, the Purchaser shall cause such Tax Return to be amended to reflect such determination, and the Purchaser shall file or cause to be filed such Tax Return as so amended.

(b)            If the Company is permitted but not required under applicable Law to treat the Closing Date as the last day of a taxable period, then the Parties shall cause the Company Group to elect to (or otherwise) treat the Closing Date as the last day of such taxable period. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, gross or net sales, payroll, payments or receipts of the Company Group for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, and the amount of other Taxes of the Company Group for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)            The Parties intend that the Company Group Members are members of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated U.S. federal (and applicable state and local) Income Tax Return with the Company as the common parent (the “Company Consolidated Group”) and will join the Purchaser’s consolidated group for U.S. federal (and applicable state and local) Income Tax purposes as of the beginning of the day immediately following the Closing Date. Items of income, loss, deduction and credit of the Company Consolidated Group will be allocated for U.S. federal (and applicable state and local) Income Tax purposes between years ending on the Closing Date and years beginning on the day after the Closing Date based on an interim closing of the books as of the end of the day on the Closing Date to the extent permitted by applicable Law, and a ratable election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) shall not be made.

(d)            Any Tax refund (or credit claimed in lieu of a Tax refund), to the extent attributable to a Pre-Closing Tax Period of a Company Group Member (other than any refund resulting from the carryback of a net operating loss or other Tax attribute from a period beginning after the Closing Date to a period ending on or prior to the Closing Date, which refund shall be for the account of the Purchaser), that is received by the Purchaser or a Company Group Member after the Closing Date in respect of Taxes of the Company Group paid on or before the Closing Date or that were otherwise borne by the Sellers pursuant to this Agreement (such amount, a “Pre-Closing Tax Refund”), shall be for the account of the Sellers, and the Purchaser shall pay over to the Sellers’ Representative (on behalf of the Sellers), in each case, any such Pre-Closing Tax Refund within fifteen (15) days after receipt thereof; provided, that such amounts shall be net of (i) any third-party costs or expenses incurred by the Purchaser or the Company Group after the Closing Date in obtaining such Pre-Closing Tax Refunds after the Closing Date, (ii) any undisputed amounts owed by the Sellers or the Sellers’ Representative pursuant to this Agreement, and (iii) any Taxes borne by the Purchaser, the Company Group, or any of their Affiliates as a result of its receipt of such Pre-Closing Tax Refund that are not otherwise borne by the Sellers pursuant to this Agreement. If consistent with applicable Law, (A) any such Pre-Closing Tax Refunds will be claimed in cash rather than as a credit against future Tax Liabilities, (B) the Purchaser and the Company Group shall cooperate with the reasonable requests of the Sellers’ Representative at the Sellers’ expense to claim any such Pre-Closing Tax Refunds, and (C) the Purchaser and the Company Group shall cooperate with the Sellers’ Representative in utilizing any available short-form or accelerated procedures and in filing any amended Tax Returns to claim any potential Pre-Closing Tax Refunds. The amount of any refund of Taxes of the Company Group for any Tax period beginning after the Closing Date shall be for the account of the Purchaser. The amount of any refund of Taxes of the Company Group for any Straddle Period shall be equitably apportioned between the Purchaser and the Sellers in accordance with the principles set forth in Section 7.3(b). If there is a subsequent reduction by a Governmental Authority (or by virtue of a change in applicable Tax Law) of any amounts with respect to which a payment has been made to the Sellers’ Representative pursuant to this Section 7.3(d), then the Sellers’ Representative shall pay to the Purchaser an amount equal to such reduction plus any interest or penalties imposed by a Governmental Authority with respect to such reduction.

(e)            Unless (in each case) the Sellers’ Representative provides the Purchaser with prior written consent after the Closing, which consent shall not be unreasonably withheld, conditioned, or delayed, the Purchaser shall not, and shall not permit the Company Group, or any Affiliates thereof, to, (i) make any Tax election (including without limitation under Sections 336(e), 338(g) or 338(h)(10) of the Code or Treasury Regulation section 301.7701-3) that would be effective in or that would otherwise impact any Pre-Closing Tax Period, (ii) except as otherwise provided for in Section 7.3(a), file or amend any Tax Return of the Company Group that relates to a Pre-Closing Tax Period, (iii) make or cause to be made any extraordinary transactions or events on the Closing Date with respect to the Company Group, (iv) except as relates to Permitted VDA Proceedings, voluntarily approach, enter into voluntary disclosure agreement with, or file any ruling request with any taxing authority with respect to any Pre-Closing Tax Period or Taxes attributable to a Pre-Closing Tax Period, or (v) except through the extension of time to file any Tax Return in the Ordinary Course of Business, waive or otherwise extend any statute-of-limitations period with respect to any Tax or Tax Return of a Pre-Closing Tax Period, in each case, that reasonably would be expected to increase (A) the Taxes of the Sellers (or any of their Affiliates) or (B) the Taxes of the Company Group for which the Sellers (or any of their Affiliates) could have Liability pursuant to this Agreement or otherwise.

(f)            The Purchaser, the Sellers, the Sellers’ Representative and the Company Group agree to cooperate and to cause their Affiliates to cooperate with each other to the extent reasonably required after the Closing Date in connection with any Permitted VDA Proceeding, audits, examinations, or assessments conducted by a taxing authority relating to any Taxes for a Pre-Closing Tax Period (each a “Tax Contest”). The Purchaser shall promptly notify the Sellers’ Representative as soon as practicable after Purchaser’s initiation of Permitted VDA Proceedings or upon receipt by the Purchaser or any Affiliate of the Purchaser of written notice of any Tax Contests (other than Permitted VDA Proceedings) relating to Taxes for a taxable period ending on or before the Closing Date for which the Sellers have indemnification obligations, if any, pursuant to this Agreement (any such Tax Contests other than Permitted VDA Proceedings, a “Seller Tax Contest”). The Sellers’ Representative shall have the right to control any Seller Tax Contest, and shall have the right to employ counsel and other advisors of its choice and at its expense; provided that (i) the Sellers’ Representative shall allow the Purchaser to participate in (but not direct the conduct of) any such Tax Contest at the expense of the Purchaser, and (ii) the Purchaser shall have the right to consent to any settlement or other resolution of such Seller Tax Contest (which consent shall not be unreasonably withheld, conditioned or delayed). The Purchaser shall have the right to control any other Tax Contest, or any Seller Tax Contest for which Seller does not elect control under this Section 7.3(f).

(g)            The Purchaser, the Sellers, the Sellers’ Representative and the Company Group shall use reasonable efforts to cooperate fully and in a timely manner, as and to the extent reasonably requested by another Party, in connection with the filing of Tax Returns pursuant to this Section 7.3 and any Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information which are reasonably relevant to any such Proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder and providing or executing the appropriate power(s) of attorney as necessary to permit the appropriate Party to settle, resolve, control or participate, in accordance with the terms of this Agreement, in any Tax-related Proceeding. Without limiting the generality of the foregoing, after the Closing, the Purchaser shall use commercially reasonable efforts to cause the Company Group to reasonably cooperate with the Sellers’ Representative in connection with any Seller Tax Contest (which cooperation shall include promptly and timely providing the Sellers’ Representative with all information and documents reasonably requested by the Sellers’ Representative in connection with the preparation and filing of any such Tax Return or any such Seller Tax Contest). The Purchaser agrees to cause the Company Group (i) to retain all books and records with respect to Tax matters pertinent to the Company Group, relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Sellers’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the Sellers’ Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Sellers’ Representative so requests, the Purchaser agrees to cause the Company Group to allow the Sellers’ Representative to take possession of such books and records at the expense of the Sellers’ Representative.

(h)            Notwithstanding anything to the contrary herein, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, regardless of the Person upon whom such Taxes are imposed under applicable Law, shall be paid 50% by the Sellers and 50% by the Purchaser when due, and the Purchaser will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law and requested by the Purchaser, the Sellers and the Company Group will join in the execution of any such Tax Returns and other documentation.

(i)            Any and all Income Tax deductions related to (A) any bonuses paid on or prior to the Closing Date in connection with the Contemplated Transactions, (B) expenses with respect to Closing Date Indebtedness being paid in connection with or after the Closing, (C) all Transaction Expenses of the Company Group and the Sellers, (D) the exercise or cancellation of any Options on or before the Closing Date, (E) the funding or disbursement of the Seller’s Expense Fund Amount, and (F) amounts paid out of, withheld from or which otherwise reduced the amount of or were a reduction for determining the Purchase Price (such deductions described in clauses (A) through (F), the “Transaction Tax Deductions”) shall be claimed in a Pre-Closing Tax Period to the extent permitted by applicable Law on a more likely than not basis. The Company Group shall make an election to apply Rev. Proc. 2011-29 with respect to any Transaction Expenses that constitute success-based fees within the scope of Rev. Proc. 2011-29.

(j)            The Sellers’ Representative shall, to the extent required, (i) timely make all required filings and reports required under, and timely pay and settle any indirect transfer Taxes imposed pursuant to, Bulletin 7 of Chinese Tax Law with respect to the transactions consummated pursuant to this Agreement and (ii) provide to Purchaser copies of such filings and reports, as well as documents supporting the information on such filings and reports, including an explanation letter stating why the transaction is not taxable, or tax payment certificate if the transaction is taxable.

(k)            Notwithstanding anything to the contrary herein, the agreements, covenants and representations of this Section 7.3 shall survive the Closing.

7.4            Directors’ and Officers’ Liability.

(a)            For a period of six (6) years after the Closing, the Purchaser shall not, and shall not permit any Company Group Member to, amend, repeal or modify any provision in the Company Group Members’ Constituent Documents relating to the exculpation or indemnification of individuals who, on or prior to the Closing Date, were directors, managers, officers, employees or agents of any Company Group Member, it being the intent of the Parties that such Persons shall continue to be entitled to such exculpation and indemnification (if required by such Constituent Documents) to the fullest extent permitted under applicable Law, except as otherwise prohibited under applicable Law.

(b)            In the event the Purchaser or any Company Group Member or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger or (ii) transfers all or substantially all of its Assets to any Person, the Purchaser shall use commercially reasonable efforts to ensure that proper provisions shall be made so that the successors and assigns of the Purchaser or any Company Group Member (as applicable) assume the obligations set forth in this Section 7.4.

(c)            The Company has obtained a six (6) year irrevocable “tail” directors’ and officers’ insurance policy (the “D&O Tail Policy”), effective as of the Closing, naming each Person who is, as of immediately prior to the Closing, an officer, manager or director of a Company Group Member, as a direct beneficiary (each, a “Covered Person”), on terms no less favorable (including in amount and scope) as maintained by any Company Group Member immediately prior to the Closing, covering such Persons against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, Liabilities, claims or damages incurred in connection with any Proceeding arising from acts, events, matters or omissions that occurred at or prior to the Closing, including with respect to the Contemplated Transactions. The Purchaser shall not, and shall cause the Company Group not to, cancel or change the D&O Tail Policy if such cancellation or change would have a material and adverse effect on the Covered Persons. Notwithstanding anything contained herein to the contrary, the aggregate amount of the premium for, and any fees, costs and expenses arising from or in connection with obtaining and binding, the D&O Tail Policy shall be borne by the Sellers and included in the Unpaid Transaction Expenses. To the extent available, the coverage under the D&O Tail Policy shall be the first monetary recourse of any Covered Person with respect to any matter for which the Covered Person is otherwise entitled to indemnification or advancement of expenses from the Company Group with respect to such matters arising prior to the Closing; provided, however, that such Covered Person shall be entitled to the exculpation and indemnification contemplated by Section 7.4(a) with respect to any retention amount of any Liability in excess of the D&O Tail Policy limits.

7.5            WARN. Subject to the Company Group operating in the Ordinary Course of Business prior to Closing and the accuracy of the Sellers’, the Sellers’ Representative’s and the Company’s representations and warranties in Articles 2 and 3, from and after the Closing until the Indemnity Release Date, the Purchaser shall indemnify the Sellers and each of their Affiliates and their respective officers, directors, partners, members, equityholders, managers, employees, agents, Representatives, successors and permitted assigns (collectively, the “Seller Indemnified Persons”) from and against any Liability that may be incurred by them with respect to any claim made by a Governmental Authority asserting the failure to provide notice, payment or any other benefit required under the WARN Act as a result of or arising out of any termination of employment of any employee of the Company Group following the Closing, as a result of any action taken by the Purchaser the Company or the Company Group following the Closing.

7.6            Sellers’ Representation. Each of the Purchaser, the Company (on its own behalf and on behalf of the other Company Group Members) and each of the Sellers hereby agrees, on its own behalf and on behalf of its directors, managers, members, equityholders, partners, officers, employees and Affiliates, that Vedder Price P.C. may serve as counsel to each and any of the Sellers, the Sellers’ Representative and their Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company Group, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the Related Documents and the consummation of the Contemplated Transactions, and that, following consummation of the Contemplated Transactions, Vedder Price P.C. (or any successor) may serve as counsel to the Seller Group or any director, manager, member, equityholder, partner, officer, employee or Affiliate of the Seller Group, in connection with any Proceeding or obligation arising out of or relating to this Agreement or any Related Document or the Contemplated Transactions notwithstanding such representation, and the Seller Group and the Purchaser hereby consent thereto and waive any conflict of interest arising therefrom, and each of the Seller Group and the Purchaser shall cause its respective Affiliates to consent to waive any conflict of interest arising from such representation. Each of the Parties to this Agreement further agrees to permit (and shall take reasonable steps requested by any Party at the Seller Representative’s expense so that) any privilege attaching as a result of Vedder Price P.C.’s services as counsel to the Company Group in connection with the Contemplated Transactions at or prior to the Closing to survive the Closing and to remain in effect; provided that such attorney-client privilege existing at or prior to the Closing shall be controlled by the Sellers’ Representative from and after the Closing. In addition, all of Vedder Price P.C.’s records related to the Contemplated Transactions shall become property of (and be controlled by) the Sellers and neither the Purchaser nor the Company Group shall retain any copies of such records or have any access to such records. Without limiting the foregoing, the Purchaser and the Company (on its own behalf and on behalf of the other Company Group Members), on behalf of themselves, their Affiliates, Subsidiaries and their respective current and future members, partners, equityholders, Representatives and each of the successors and assigns of the foregoing (the “Waiving Parties”), hereby acknowledge and agree that all (a) emails and other communications prior to the Closing from or among the Sellers, the Sellers’ Representative, the Company Group or any Affiliates, directors, managers, equityholders, officers, employees, agents, advisors, attorneys, accountants, consultants or other Representatives of any such Person concerning, related to or in respect of the Contemplated Transactions (including the sale process), this Agreement or any Related Document (including all prior drafts), , and (b) documents or materials created by or on behalf of the Sellers, the Sellers’ Representative or the Company Group (with respect to the Company Group, prior to the Closing) in connection with, in preparation for, related to or arising out of the Contemplated Transactions (including the sale process), any prior sale processes, this Agreement or any Related Document (including all prior drafts) and any dispute or Proceeding arising out of or relating to any of the foregoing (b) (clauses (a) and (b), together, the “Transaction Privileged Material”), shall be exclusively owned and controlled by the Sellers and shall not pass to or be claimed by the Purchaser or the Company Group, and from and after the Closing none of the Purchaser, the Company Group or any other Person purporting to act on behalf thereof or any of the Waiving Parties shall seek to access, obtain, use, rely on or otherwise disclose the same, including by or through any legal or other process, without in each case first obtaining the Sellers’ Representative’s consent, which may be granted or withheld in its sole discretion. In furtherance of the foregoing, the Purchaser acknowledges and agrees that it would be impractical to remove all such emails and communications from the records (including emails and other electronic files) of the Company Group and that any possession by the Purchaser of any of the foregoing shall not affect or alter the ownership of such emails and communications. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser or the Company Group and a third party other than a Party (or an Affiliate thereof) after the Closing, the Company Group may assert the attorney-client privilege to prevent disclosure of confidential communications by Vedder Price P.C. to such third party; provided, however, that the Company Group shall not waive such attorney-client privilege without the prior written consent of the Sellers’ Representative. In furtherance of the foregoing, each of the Parties agrees to take the reasonable steps necessary to ensure that any attorney-client privilege attaching as a result of Vedder Price P.C. representing any Company Group Member or the Sellers in connection with the Contemplated Transactions shall survive the Closing, remain in effect and be assigned to and controlled by the Sellers’ Representative. As to any Transaction Privileged Material and any other privileged attorney-client communication between Vedder Price P.C. and any Company Group Member or the Sellers prior to the Closing Date, the Purchaser, each Company Group Member and the Sellers, together with any of their respective Affiliates, successors or assigns, agree that no such Party may use or rely on any of such communications in any Proceeding against or involving any of the Parties after the Closing.

7.7            Post-Closing Access to Records. From and after the Closing Date and for a period ending on the six (6) year anniversary of the Closing Date, the Purchaser shall provide, and shall cause the Company Group to provide, the Sellers’ Representative, at the Sellers’ Representative’s sole expense, with reasonable advance notice and during the course of business hours, reasonable access to the Company Group’s books, records and senior finance employees with respect to any applicable information or matters relating to any Company Group Member with respect to any period prior to or ending on the Closing or as the Sellers’ Representative may reasonably request for bona fide Tax or accounting purposes. Unless otherwise consented to in writing by the Sellers’ Representative, the Purchaser shall not, and the Purchaser shall ensure that the Company Group does not, for a period ending on the six (6) year anniversary of the Closing Date, destroy, alter or otherwise dispose of any of the books and records of any Company Group Member for any period prior to the Closing Date without first giving reasonable prior notice to the Sellers’ Representative and offering to surrender to the Sellers’ Representative, at the Sellers’ Representative’s sole cost and expense, such books and records or any portion thereof which the Purchaser or any Company Group Member may intend to destroy, alter or dispose of. Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to provide such access to the extent that it (a) would, as advised by the Purchaser’s outside legal counsel in writing, jeopardize any attorney-client, attorney work-product protection or other legal privilege or (b) would, as advised by the Purchaser’s outside legal counsel in writing, contravene any applicable Law, material Permit, material Contract, fiduciary duty or material binding obligation of the Purchaser or any of its Affiliates, (c) is pertinent to any litigation in which the Purchaser or any of its Affiliates, on the one hand, and the Sellers or any of their Affiliates, on the other hand, are adverse parties (without limiting any rights of any party to such litigation to discovery in connection therewith), or (d) would result in the disclosure of any Confidential Information.

7.8            Section 280G. To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) had the right to receive any payments or benefits that constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), then, the Company will have used its commercially reasonable efforts to have, prior to the Closing Date, (i) solicited from each “disqualified individual” a written waiver (the “280G Waiver”) of such disqualified individual’s rights to receive the portion of any and all payments or benefits that could reasonably be deemed a “parachute payment” (as defined in Section 280G of the Code) and would result in the imposition of an excise tax on such individual pursuant to Section 4999 of the Code (the “Waived 280G Benefits”) unless such Waived 280G Benefits were approved by the holders of the Equity Interests of the Company entitled to vote on such matters in accordance with the provisions of Section 280G of the Code and the 280G(b)(5)(B) of the Code regulations thereunder (the “280G Approval”), and (ii) prior to the Closing Date, with respect to each individual a 280G Waiver, submitted to a vote of holders of the Equity Interests of the Company entitled to vote on such matters, the right of any such “disqualified individual” to receive the Waived 280G Benefits in accordance with the provisions of Section 280G(b)(5)(B) of the Code and the regulations thereunder. Prior to delivery of documents in connection with the approval contemplated under this Section 7.7 to the holders of the Equity Interests of the Company and disqualified individuals, the Sellers provided Purchaser and its counsel (I) its Section 280G calculations along with the assumptions used to make the calculations, and (II) a reasonable opportunity to review such information and comment on all documents delivered to the holders of Equity Interests of the Company and disqualified individuals in connection with the vote, and the Sellers considered, in good faith, all such reasonable comments from Purchaser. The Parties acknowledge that the Company cannot compel any disqualified individual to waive any existing rights under a Contract with the Company or any of the Subsidiaries and the Company shall not be deemed in breach of this Section 7.7 with respect to any disqualified individual who refused to waive any such right.

7.9            R&W Coverage. The R&W Insurance Policy bound at the Closing shall provide that the insurer waives and releases any right of subrogation, claim for contribution, or otherwise against the Sellers (or Sellers’ direct or indirect equityholders or members, directors, officers, partners, employees or Representatives) in connection with this Agreement and the Contemplated Transactions, except in the case of Fraud by such Seller in connection with this Agreement and the Contemplated Transactions, and the Purchaser shall not amend or modify the R&W Insurance Policy in any manner adverse to the Sellers or any of their Affiliates.

7.10          Virtual Data Room Contents. Within five (5) Business Days after the Closing Date, the Sellers’ Representative shall deliver or cause to be delivered to the Purchaser a digital copy of the complete contents of the Virtual Data Room as of the Closing Date.

7.11          Confidentiality. The Confidentiality Agreement is hereby terminated effective as of the Closing. The Sellers acknowledge that by reason of their indirect ownership and operation of the Company Assets, they have acquired, and may acquire in connection with the Contemplated Transactions, Confidential Information, and that the Purchaser and the Company Group would be irreparably damaged if, following the Closing, any Confidential Information possessed by the Sellers or any of their Affiliates, officers, directors, employees, Representatives or agents, as applicable, was disclosed to, or used by any Person following disclosure by any of the foregoing Persons, other than the Purchaser or any of its Affiliates. For a period of five (5) years from and after the Closing, the Sellers covenant and agree that they will not, and will not permit their respective Affiliates to, and that they will cause their officers, directors, employees, Representatives and agents, as applicable, not to, use or disclose any such Confidential Information without the prior written consent of the Purchaser, except in the performance of the terms of this Agreement or the Related Documents or in the enforcement of their rights under this Agreement or the Related Documents. If any Governmental Authority requests or requires any Seller to disclose any of such Confidential Information, then such Seller shall provide the Purchaser with prompt written notice of such request or requirement. Such Seller shall reasonably cooperate with the Purchaser, at the Purchaser’s expense, in attempting to obtain any reasonable protective relief that the Purchaser chooses to seek, in its sole discretion. If, after the Purchaser has had a reasonable opportunity to seek such relief, the Purchaser fails to obtain such relief, then such Seller may disclose only the portion of such Confidential Information that its outside legal counsel advises it is legally compelled to disclose, and such Seller shall exercise commercially reasonable efforts to obtain assurances that the Confidential Information will be accorded confidential treatment.

7.12            Release; Waiver and Acknowledgement. Other than with respect to (a) Fraud and (b) the rights and obligations under or with respect to this Agreement or any Related Document, in each case, of the Purchaser Released Persons, each Seller, on behalf of itself and its Affiliates, and their respective successors, assigns, Representatives, administrators, executors and agents (each, a “Related Party”) hereby expressly waives, releases and forever discharges the Company Group Members and their respective past, present and future direct and indirect Representatives (each, a “Purchaser Released Person”) from all Liabilities and Proceedings of any kind whatsoever that such Related Party may have, whether known or unknown, suspected or unsuspected, and whether asserted or unasserted, which arise out of or relate in any way to such Seller’s ownership of the Purchased Shares prior to the Closing, including the allocation, distribution and payment of Purchase Price proceeds. Sellers have received and reviewed each of the Cancellation Agreements and acknowledge and confirm the Maximum Sale Bonus Amounts payable to the respective recipients thereof and the calculation contained therein to determine such amounts.

8.            DEFINITIONS

8.1            Definitions. As used in this Agreement:

“Adjustment Escrow Account” means the account established by the Escrow Agent with respect to the Adjustment Escrow Amount, pursuant to the terms of the Escrow Agreement.

“Adjustment Escrow Amount” means Two Million Dollars ($2,000,000).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or other ownership interests, by contract or otherwise; provided, however, that, except where otherwise expressly provided herein, for the purposes of this Agreement, any Person (including any portfolio company) managed by the Edgewater Funds (other than the Sellers or the Company Group) shall not be included within the term “Affiliate” with respect to the Seller Group or the Company Group.

“Assets” of any Person means all assets, rights and properties of every kind (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person.

“Business” means the development, ownership, operation and manufacturing (as applicable) by the Company Group of the Company Assets, and other activities that are incidental, ancillary or necessary thereto, and all other activities and operations by the Company Group conducted during the twelve (12)-month period prior to the Closing Date.

“Business Day” means any day other than a Saturday, Sunday or day when banks are closed or authorized to be closed in the State of Delaware.

“Cancellation Agreements” means, collectively, those certain Restricted Stock and Sale Bonus Cancellation Agreements, dated on or around the date hereof and as defined in the Disclosure Schedule, among Deflecto, LLC, the Company and each Sale Bonus Recipient, a true and correct copy of each of which has been delivered to Purchaser, pursuant to which the Sale Bonus Recipients are terminating or amending their Sale Bonus Agreements at Closing.

“Cash” means (a) cash in the bank less outstanding checks, (b) deposits in transit (which, for the avoidance of doubt, shall include any amounts in merchant accounts and any third-party checks deposited or held in the Company Group’s accounts that have not yet cleared) and (c) petty cash, in each case, determined in accordance with GAAP; provided, however, that “Cash” shall not include any amount of cash of such Person that is contractually required to be set aside, segregated or otherwise reserved or that is being transmitted pursuant to outstanding outbound checks, draws, ACH debits and other wire transfers.

“Cash Equivalents” means (a) marketable direct obligations or securities issued by, or guaranteed by, the United States government (or any agency thereof), (b) any amounts on deposit in unrestricted accounts with any commercial bank and (c) any amounts on deposit in money market accounts and money market mutual funds, the investments of which are substantially as described in the foregoing clauses (a) and (b), in each case, determined in accordance with GAAP.

“Closing” means the closing of the Contemplated Transactions.

“Closing Date Indebtedness” means all Indebtedness of any Company Group Member as of the Measurement Time. Notwithstanding anything contained herein to the contrary (including the definition of Indebtedness), “Closing Date Indebtedness” shall not include any (a) amounts included within the calculation of the Closing Date Working Capital Amount or accounts payable or other accrued current Liabilities to the extent included in the Closing Date Working Capital Amount, (b) Indebtedness or Liabilities that the Purchaser causes the Company Group to incur at the Closing, (c) intercompany obligations between or among any of the Company Group Members, (d) outstanding performance bonds or similar obligations, or (e) Transaction Expenses.

“Closing Date Working Capital Amount” means the net amount of the Company’s Working Capital Assets minus the Company’s Working Capital Liabilities, in each case, reflecting all accruals, reserves and allowances in accordance with the preparation of the Annual Financial Statements and presented in a manner consistent with the Net Working Capital Schedule as of the Measurement Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Assets” means the Assets of the Company Group, including the Company Facilities, the Real Property, and all related equipment, machinery, inventory and supplies and other real, personal and mixed property, operational or nonoperational, primarily used or held for use in connection with the Business.

“Company Facilities” means all of the manufacturing, distribution, warehousing, and office space facilities and locations owned or operated by any Company Group Member and used in connection with the Business, including all buildings, structures, improvements, fixtures, building systems or components thereof, included in or otherwise located in, on or under the applicable Real Property.

“Company Group” means the Company and each of its Subsidiaries.

“Company Group Member” means each member of the Company Group.

“Company Systems” means computer systems, hardware, platform, servers, networks, Software, software services, firmware, middleware, websites, facilities, workstations, routers, websites, communication lines, and all other information technology infrastructure, equipment, or systems owned, operated, licensed, or controlled by any Company Group Member.

“Confidential Information” means all information and data (written or oral) of the Company Group that is confidential, proprietary or not otherwise generally available to the public, whether or not marked or otherwise identified as being confidential or proprietary, whether in written, electronic or oral form, including, but not limited to, copies or originals of data and any other information, including any and all Trade Secrets, notes, analyses, studies or other documents that contain or otherwise reflect Confidential Information or are derived from inspection or review of Confidential Information. “Confidential Information” may include, without limitation, (a) the Company Group’s operational information and information which relates to technologies, intellectual property, models, concepts or ideas of the Company Group; and (b) any marketing, economic or financial information of the Company Group or concerning the Company Group. The term “Confidential Information” shall not include (i) information that is or becomes generally available to the public, other than as a result of disclosure by a Person bound to preserve the confidentiality of such information in violation of this Agreement, or (ii) information that is or becomes available to a Person bound to preserve the confidentiality of such information from a Person other than such Person bound to preserve the confidentiality of such information on a nonconfidential basis, provided that such other Person was not reasonably known by the Person bound to preserve the confidentiality of such information to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to such Person with respect to such materials.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated May 15, 2024, by and between Cowen and Company, LLC and Acacia Research Corporation.

“Constituent Documents” means the certificate or articles of incorporation, the certificate of formation and bylaws of any corporate Person, the certificate of formation, articles of organization and limited liability company agreement of any Person that is a limited liability company and the certificate of limited partnership and partnership agreement of any Person that is a partnership, and any other similar governing or constituent document, as applicable.

“Contemplated Transactions” means, collectively, the transactions contemplated by this Agreement and the Related Documents.

“Contract” means any note, bond, mortgage, indenture, loan, contract, factoring arrangement, license, agreement, lease or other instrument or obligation to which the party in question is a party or by which such party or any of its Assets may be bound, in each case, whether written or oral.

“Customs and International Trade Laws” means any domestic Law, statute, Order of a Governmental Authority, regulation, rule, Permit, license, directive, ruling, decree, ordinance, award, or other decision or requirement, including any amendments, having the force or effect of Law, of any arbitrator, court, government or government agency or instrumentality or other Governmental Authority, concerning the transfer, importation, exportation, reexportation or deemed exportation of products, technical data, technology or services, and the terms and conduct of transactions and making or receiving of payment related to such transfers, importation, exportation, reexportation or deemed exportation, including, but not limited to, as applicable, the Tariff Act of 1930, as amended, and other Laws, regulations, and programs administered or enforced by the U.S. Department of Commerce (“Commerce”), U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the Commerce Denied Persons List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the embargoes and restrictions administered by the United States Office of Foreign Assets Control (“OFAC”); orders of the President regarding embargoes and restrictions on transactions with designated countries and entities, including Persons designated on OFAC’s list of Specially Designated Nationals and Blocked Persons; the anti-boycott regulations administered by Commerce; and the anti-boycott regulations administered by the U.S. Department of the Treasury.

“Disclosure Schedule” means the document of even date herewith, delivered to the Purchaser by the Sellers, the Sellers’ Representative and the Company, containing the exceptions to the Sellers’, the Sellers’ Representative’s and the Company Group’s representations and warranties, and other information required by this Agreement.

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in ERISA Section 3(3)), or any employment, stock purchase, restricted shares, performance shares, restricted stock unit, stock option or equity or equity-based incentives, contingent value rights, “phantom” stock or similar securities or rights issued by the Company, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company, incentive compensation, sales, commission, severance, termination, change in control, retention, fringe benefit, vacation or paid time off, bonus, deferred compensation, welfare, retirement, employee loan plan, program, policy, agreement or arrangement and any other employee benefit or compensation plan, program, policy, agreement or arrangement of any kind (whether or not subject to ERISA, whether oral or written, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow, or similar agreement related thereto, whether or not funded, that is sponsored, maintained, or contributed to or required to be contributed to by the Company or any of its ERISA Affiliates on behalf of any current or former employees, directors, officers, or individual service providers of the Company Group.

“Equity Interests” means capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of Assets of, the issuing Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, business or other Person, whether or not incorporated, that together with the Company Group is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) or (o) of the Code.

“Escrow Accounts” means, collectively, the Adjustment Escrow Account, the Indemnity Escrow Account and the Tax Escrow Account.

“Escrow Agent” means Citizens Bank, N.A.

“Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, by and among the Purchaser, the Sellers’ Representative and the Escrow Agent.

“Escrow Amounts” means, collectively, the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Tax Escrow Amount.

“Fraud” means common law fraud with an intent to deceive with respect to any representation or warranty contained in this Agreement; provided that, at the time such representation or warranty was made, (a) it was made by a Party, (b) such representation or warranty caused a statement regarding material facts to be inaccurate, (c) the Party making such representation or warranty had actual knowledge of the inaccuracy of such representation or warranty or the Party made such representation or warranty with reckless disregard as to the accuracy of such representation or warranty or the effect of such representation or warranty, and (d) the other Party was induced to enter into this Agreement or otherwise acted in reliance on such representation or warranty and suffered a Liability as a result of such inaccuracy.

“Fundamental Representations” means the representations and warranties contained in Section 2.1 (Organization and Standing), Section 2.2 (Authorization), clauses (iii) and (z) of Section 2.3 (No Violation (Constituent Documents)), Section 2.4 (Purchased Shares), Section 2.6 (Brokerage), Section 3.1 (Organization and Power), Section 3.2 (Subsidiaries), Section 3.3 (Capitalization), clause (iii) and (3) of Section 3.5 (No Violation (Constituent Documents)), Section 3.11 (Taxes) and Section 3.15 (Brokerage).

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any foreign, domestic or local government, governmental agency, quasi-governmental agency, or municipality or political or other subdivision thereof, administrative agency, bureau, board, commission, office, authority, department, or other governmental entity, self-regulatory authority, branch, or instrumentality, or court of competent jurisdiction, tribunal, arbitrator (public or private) or judicial body, in each case whether foreign, domestic, local, federal or state or any official thereof with requisite authority.

“Income Tax” means any Tax measured by or imposed on gross or net income.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” means (a) all indebtedness of any Company Group Member with respect to borrowed money, notes payable or otherwise with respect to borrowed money, including all principal, interest, premiums, fees, expenses, overdrafts and penalties with respect thereto; (b) obligations evidenced by bonds, debentures, notes, mortgages, debt securities or other similar instruments; (c) letters of credit, banker’s acceptances, fidelity, surety or bonds, customs bonds, performance bonds or similar instruments or similar facilities, but in each case only to the extent actually drawn or cash collateralized; (d) all obligations of any Company Group Member under any finance leases (excluding the Leases and any operating lease liabilities recognized in accordance with Accounting Standards Codification 842) that are recorded as finance leases on the Company Statements; (e) all obligations to pay the deferred purchase price of property, equipment or services (whether contingent or otherwise), including earn-out payments and that certain Subordinated Promissory Note, dated May 1, 2023, issued by Transportation Safety Holdings, LLC in favor of James King & Co., Inc.; (f) the Net Income Tax Liability; (g) any reserves for Taxes which are reflected on the Company Statements (excluding deferred Tax liabilities and other provisions included under GAAP solely to reflect book-tax differences); (h) obligations under forward, future, swap, collar, put, call, floor, cap, exchange, hedging, option or other similar Contract; (i) all obligations to pay severance owed to any former employee of the Company due to a termination occurring prior to the Closing Date; (j) all obligations to pay any deferred compensation, including any obligations with respect to amounts owed pursuant to that certain Deferred Bonus Payment Agreement, dated January 10, 2019, by and between Deflecto Canada, Ltd. and John Williams; (k) all obligations with respect to any accrued, unpaid and unfunded bonus amounts; (l) the employer portion of any payroll, Social Security, unemployment or other employer Taxes associated with amounts payable under clauses (i) through (k); (m) obligations for any state Tax liens; (n) obligations of the type referred to in clauses (a) through (m) of other Persons for which any Company Group Member is responsible or liable, directly or indirectly, as obligor, guarantor or surety; (o) all accrued management fees payable by any Company Group Member as of the Measurement Time for Closing Date Indebtedness; and (p) with respect to clauses (a) through (o), any interest accrued thereon and any change of control, prepayment, premium, charge or similar penalties and fees and expenses with respect to any indebtedness that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the Contemplated Transactions.

“Indemnity Escrow Account” means the account established by the Escrow Agent with respect to the Indemnity Escrow Amount, pursuant to the terms of the Escrow Agreement.

“Indemnity Escrow Amount” means Four Hundred Fourteen Thousand Eight Hundred Dollars ($414,800).

“Indemnity Release Date” means the twenty-four (24) month anniversary of the Closing Date; provided, however, that fifty percent (50%) of the remaining Indemnity Escrow Amount as of the twelve (12) month anniversary of the Closing Date, shall be disbursed to the Sellers’ Representative (subject to Section 1.5) on such date.

“Information Security Incident” means any (a) accidental or unauthorized access to or loss, alteration, destruction, use, disclosure, or acquisition of Confidential Information maintained by or on behalf of any Company Group Member or (b) material compromise to the security, confidentiality, or integrity of the Company Systems.

“IRS” means the Internal Revenue Service and any successor thereto.

“JPM Consent Letter” means that certain Letter Re: Consent to Change in Control and Termination of Certain Loan Documents, dated as of the Closing Date, by JPMorgan Chase Bank, N.A. (“JPM”) and the other Lenders (as defined therein).

“JPM Pledge” means the pledge of equity securities pursuant to that certain Credit Agreement, dated April 16, 2021, by and among Deflecto, LLC, Beemak Plastics, LLC, Deflecto Canada, Instachange Displays Limited, Yearntree, JPM and the other parties thereto, as amended by First Amendment to the Credit Agreement, dated February 8, 2022, and Second Amendment to the Credit Agreement, Omnibus Joinder and Limited Waiver, dated May 1, 2023, collectively with all Contracts and Liens entered into or incurred in connection therewith.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge of Ross Pliska, Brian Callahan and Ken Smith, in each case after reasonable inquiry of their respective direct reports.

“Laws” means all laws (including common law), statutes, treaties, conventions, rules, regulations, codes, ordinances and other legally enforceable directives or requirements of the United States, any foreign country or any domestic or foreign state or political subdivision.

“Liabilities” means all losses, damages, penalties, costs, expenses, amounts paid in settlement, obligations, commitments, claims, debts, liabilities, suits, causes of action, assessments, deficiencies, Taxes, judgments, settlements and awards, including interest, reasonable fees and expenses of counsel, accountants and other experts, court or arbitration fees, and other costs and expenses of any Proceeding, investigation or defense (whether pecuniary or not, known or unknown, whether asserted or unasserted, whether absolute, accrued or unaccrued, contingent or fixed, whether matured or unmatured, whether determined or determinable, whether liquidated or unliquidated, and whether due or to become due), including those arising under any Contract or Law.

“Lien” means any mortgage, pledge, lien, encumbrance, charge or other security interest.

“Material Adverse Effect” means any event, development, effect or change that, individually or in the aggregate, would be materially adverse to the Business, Assets, condition (financial or otherwise) or operating results of the Company Group, taken as a whole, hereby; provided that (subject to the exception below) none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: any change, event, development or effect arising from or relating to (a) general business or economic conditions, including such conditions related to the Business; (b) any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyberterrorism, riots or civil unrest curfews, public disorders, terrorism, military actions or government shutdown, including any escalation or worsening thereof; (c) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (d) any promulgation or enactment of, implementation of, enforcement or change in interpretation, implementation or enforcement of, GAAP, Law or governmental or regulatory policy; (e) regulatory, legislative or political conditions (or changes therein); (f) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions, epidemics, pandemics (including COVID-19) or disease outbreak, human health crises or other force majeure events, in each case, including any worsening thereof; or (g) any failure by the Company Group to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), except in the case of each of clauses (a) through (g) to the extent that such changes, events, effects or circumstances have had a material and disproportionate adverse effect on the Company Group relative to other participants operating in the same industries in which the Company Group conducts the Business.

“Maximum Sale Bonus Amount” means the sum of the maximum calculation set forth in Exhibit A of each of the Cancellation Agreements.

“Measurement Time” means (a) with respect to the Closing Date Working Capital Amount and the Closing Cash and Cash Equivalents, 11:59 p.m. Central Time on the day immediately prior to the Closing Date, and (b) with respect to the Closing Date Indebtedness and the Unpaid Transaction Expenses, immediately prior to the Closing. For all purposes of this Agreement, the Closing Date Working Capital Amount, the Closing Date Indebtedness, the Closing Cash and Cash Equivalents and the Unpaid Transaction Expenses shall be calculated in accordance with the applicable definitions of such terms and the Net Working Capital Schedule, and shall be based exclusively on the facts and circumstances as they exist as of the applicable Measurement Time for such terms.

“Net Income Tax Liability” means the sum of the aggregate amounts of accrued but unpaid Income Taxes imposed on the Company Group for Pre-Closing Tax Periods beginning on or after January 1, 2023, solely in respect of those jurisdictions in which the Company Group is currently filing Tax Returns (or where it commenced or acquired business activities on or after January 1, 2023) with respect to Income Taxes (for the avoidance of doubt, taking into account, in each applicable jurisdiction, any loss carryforwards or credits available to offset income or the applicable Income Tax Liability in such jurisdiction) and for which the applicable Tax Return has not become due, determined: (a) by including any Transaction Tax Deductions as deductible in the final Pre-Closing Tax Period of the Company Group to the extent such amounts are “more likely than not” deductible during the Pre-Closing Tax Period; (b) by excluding any Taxes attributable to any action taken by the Purchaser or any of its Affiliates (including the Company Group) on the Closing Date after the Closing outside the Ordinary Course of Business; (c) in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the Company Group in preparing each such Income Tax Return; (d) without regard to any deferred Tax Assets and Liabilities; (e) on a “closing of the books” basis as if the taxable year of each Company Group Member (including any controlled foreign corporations within the meaning of Section 957(a) of the Code) ended on the Closing Date; and (f) by taking into account any estimated Tax payments for, and overpayments of Income Taxes applied to, in each case, Pre-Closing Tax Periods to the extent actually available to offset any such Tax Liabilities in only the same jurisdiction. In the case of any Straddle Period, the Net Income Tax Liability shall include an amount equal to the portion of the Taxes for such period allocated to the portion of such period ending on the Closing Date, determined pursuant to this definition and using the conventions set forth in Section 7.3(b).

“Option” means (a) with respect to Equity Interests of any Person, any security, right, subscription, warrant, call right, option, “phantom” stock or unit, appreciation right, convertible securities, conversion right, exchange right, profit participation, preferential purchase right, preemptive right, right of first offer, right of first refusal or other similar right, Contract, arrangement or commitment of any character relating to or giving any Person the right to purchase or otherwise be issued any Equity Interests in such Person or any security of any kind convertible into or exchangeable or exercisable for any Equity Interests in such Person or other security of any class, with or without payment of consideration, either immediately or upon the occurrence of a specified date or specified event or the satisfaction of any other condition; and (b) with respect to Assets of any Person, any option, Contract, arrangement or commitment of any character relating to or giving any Person rights of first offer, rights of first refusal, preferential purchase rights or other rights or other Contract, arrangement or commitment of any character relating to or giving any Person the right to purchase or otherwise acquire any Assets of such Person, with or without payment of consideration, either immediately or upon the occurrence of a specified date or specified event or the satisfaction of any other condition (other than, in the case of this clause (b), the right to purchase products or services of the Company Group in accordance with any Company Contracts entered into in the Ordinary Course of Business, which products or services have not been delivered or provided as of the Closing).

“Order” means any writ, judgment, award, decree, injunction, ruling, decision, determination, verdict, sentence, subpoena or similar order issued, made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Authority.

“Ordinary Course of Business” means the Company Group’s operation of the Business in the ordinary course of business consistent with its past customs and practices during the preceding twelve (12) month period.

“Payoff Amounts” means, for each item of Closing Date Indebtedness that is being satisfied at Closing, the aggregate amounts necessary for the Company Group to repay and discharge in full all obligations outstanding pursuant to such item of Closing Date Indebtedness (other than any amounts necessary to secure or otherwise collateralize any obligations under or with respect to any undrawn letters of credit).

“Payoff Letters” means customary payoff letters executed by the applicable lenders or other obligees (or their agent) of the Closing Date Indebtedness of the Company Group arising under that certain (a) Mortgage Loan Agreement, dated April 3, 2023, by and between Deflecto Canada Ltd. and PCSD Ivory Private Limited (as the ultimate successor-in-interest to Store Capital Acquisitions, LLC), collectively with all Contracts and Liens entered into in connection therewith, and (b) Subordinated Promissory Note, dated May 1, 2023, issued by Transportation Safety Holdings, LLC to James King & Co.

“Permitted Liens” means, with respect to any Company Asset, (a) Liens for Taxes, assessments and other governmental levies, fees or charges imposed with respect to such Asset that are (i) not due and payable as of the Closing Date or (ii) being contested in good faith by appropriate proceedings, in each case for which appropriate reserves have been set aside and reserved in accordance with GAAP, consistently applied throughout the period involved, on the Company Statements and in the Net Working Capital Schedule; (b) mechanics’ liens and similar liens for labor, materials or supplies provided with respect to such Company Asset incurred in the Ordinary Course of Business for amounts for which adequate reserves have been set aside and reserved on the Company Statements in accordance with GAAP and in the Net Working Capital Schedule, consistently applied throughout the period involved, that are (i) not due and payable as of the Closing Date or (ii) being contested in good faith by appropriate proceedings and which would not, individually or in the aggregate, materially impair the use or occupancy of such Company Asset or the operation of the Business as currently conducted using such Company Asset; (c) zoning Laws, building codes and other land use Laws regulating the use or occupancy of the Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property and are not violated by the current use or occupancy of such Real Property or the operation of the Business thereon or reasonably expected to be conducted thereon; (d) easements, covenants, conditions, restrictions and other similar nonmonetary matters of record affecting title to such Real Property which do not or would not materially interfere with or impair the use or occupancy of such Real Property or the operation of the Business thereon or reasonably expected to be conducted thereon; and (e) Liens set forth on Schedule 8.1(a).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Authority (or any department, agency or political subdivision thereof).

“Personal Information” means any information maintained, owned or controlled by or on behalf of any Company Group Member that (a) relates to an identified or identifiable natural Person or (b) identifies, relates to, describes, is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular individual or household.

“Pre-Closing Sales Taxes” means any U.S. state or local sales and use Taxes (or the nonpayment thereof and, for the avoidance of doubt, including any interest or penalties with respect thereto) of the Company Group arising from or relating to Pre-Closing Tax Periods, including any costs or expenses associated with the preparation, review and negotiation of any voluntary disclosure agreements and in conducting any other proceeding relating to such sales and use Taxes.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Privacy Commitments” means all representations, statements, obligations or commitments that any Company Group Member has made or entered into with respect to the collection, use, disclosure, sale, licensing, transfer, security, storage, retention, disposal or other processing of Personal Information, including without limitation, all (a) policies, notices, statements or similar disclosures published or otherwise made publicly available by any Company Group Member; (b) internal policies, procedures or standards of any Company Group Member; and (c) Company Contracts.

“Privacy Laws” means all applicable Laws relating in any way to the privacy, confidentiality, protection or security of Personal Information or Company Systems, including without limitation, the Communications Act; the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), Cal. Civil Code §1798.100 et seq. and its implementing regulations; the Virginia Consumer Data Protection Act, §59.1-575 et seq.; the Indiana Consumer Data Protection Act, S.B.5; and any and all applicable Laws regulating data protection, financial privacy, website or online service operators, biometric identifiers or biometric data, consumer reports, data breach notification, information security safeguards, secure disposal of records, use of online cookies or other tracking mechanisms, or the transmission of marketing messages through any means, including, without limitation, via email, text message or any other means.

“Proceeding” means all litigation, suits, actions, claims, charges, complaints, audits, demands, arbitrations, examinations, investigations, inquiries and other proceedings (in each case, whether civil, criminal, administrative, judicial or investigative, whether formal or informal, and whether public or private).

“Proprietary Rights” means, with respect to any Person, any and all intangible Assets and intellectual property rights in any jurisdiction throughout the world, including (a) patents, patent applications, inventions (whether or not patentable and whether or not reduced to practice) and all related continuations, continuations-in-part, divisional, reissues, re-examinations, substitutions and extensions thereof; (b) trademarks, service marks and trade names, trade dress and other names, marks, slogans and all other indicia of source and origin, and all domain names and social media accounts (but excluding the content thereof) and all associated goodwill with respect to any of the foregoing; (c) all works of authorship and all statutory, common-law and registered copyrights, rights in Software and data, databases and collections of data; (d) all inventions, shop rights, know-how and Confidential Information, including ideas, compositions, drawings, specifications, architectures, blueprints, processes, procedures, plans, proposals, technical data, pricing and cost information, customer and supplier lists, models, methods, methodologies and industrial design rights (including utility model rights, design rights and industrial property rights); (e) all tangible documentation relating to any of the foregoing as well as all issuances, registrations, and applications for issuance or registration, and renewals and extensions of any of the foregoing clauses (a) through (d); and (f) all rights to use all of the foregoing forever and all other rights in, to and under the foregoing clauses (a) through (e) in any jurisdiction throughout the world, including all Proceedings and defenses relating to the enforcement of any of the foregoing, including for past infringement.

“R&W Insurance Policy” means insurance coverage purchased by the Purchaser to compensate the Purchaser for any Liabilities suffered by the Purchaser in respect of events or circumstances that would be a breach of any representation or warranty of the Sellers, the Sellers’ Representative, or the Company Group.

“Related Documents” means the Escrow Agreement and the Cancellation Agreements.

“Representatives” means, collectively, with respect to any Person, such Person’s managers, officers, directors, employees, accountants, counsel, consultants, advisors, representatives and agents.

“Sale Bonuses” means the bonuses described in the Sale Bonus Agreements.

“Sale Bonus Agreements” means the Contracts set forth on the Sale Bonus Agreements Schedule attached hereto as Schedule 8.1(b).

“Sale Bonus Recipients” means, collectively, the recipients of Sale Bonus pursuant to the Sale Bonus Agreements.

“Sate-Lite India” means Sate-Lite Technologies Private Limited, an India private limited company.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Seller Taxes” means (a) any and all Taxes of, imposed on or attributable to the Sellers or the Sellers’ Representative, any of their direct or indirect owners or any Affiliate of any of the foregoing (other than any Company Group Member) for any Taxable period; (b) any and all Taxes of, imposed on or attributable to any Company Group Member (or for which any Company Group Member is liable) (i) arising out of or relating to any Pre-Closing Tax Period (determined (x) in accordance with the principles set forth in Section 7.3(b) in the case of any Straddle Period and (y) as if the taxable year of each Company Group Member which is a controlled foreign corporation ends as of the Closing Date for purposes of determining global intangible low-taxed income (within the meaning of Section 951A of the Code) and subpart F income (within the meaning of Section 952 of the Code) included in taxable income of the Company); (ii) by reason of having been a member of an affiliated, consolidated, unitary, combined or similar group under applicable Law on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any analogous or similar state, local or foreign Law); (iii) as a result of transferee, successor or similar Liability (including bulk transfer or similar Laws) or pursuant to any Law or otherwise, which Taxes relate to an event or transaction (including transactions completed by this Agreement) occurring on or before the Closing Date; or (iv) as a result of any express or implied obligation to indemnify any Person; (c) any Taxes relating to or resulting from a breach of any representation or warranty under Section 3.11; (d) indirect transfer Taxes imposed pursuant to Bulletin 7 of Chinese Tax Law as a result of the transactions contemplated by this Agreement; and (e) any and all Taxes (including withholding Taxes) imposed on or with respect to the distribution or transfer of stock of Sate-Lite India, in each case except to the extent such Taxes have been included in the final determination of Closing Date Indebtedness.

“Sellers’ Expense Fund Amount” means One Million Dollars ($1,000,000).

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Solvent” means, when used with respect to a Party, that, as of any determination date, (a) the amount of the Present Fair Saleable Value of its Assets will, as of such date, exceed all of its known Liabilities as of such date, (b) such Party will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged, as applicable, and (c) such Party will be able to pay its Debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its Debts. For purposes of the definition of “Solvent,” (i) “Debt” means Liability on a Payment Right, and “Payment Right” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; and (ii) “Present Fair Saleable Value” means, with respect to a Party, the amount that may be realized if the aggregate Assets of such Party (including such Party’s goodwill, if applicable) are sold as an entirety with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable Assets or business enterprises.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to the Company, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or another Company Group Member or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by the Company or another Company Group Member or a combination thereof and for this purpose, the Company owns a majority ownership interest in such a business entity (other than a corporation) if the Company shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Tax” means (a) any and all U.S. federal, U.S. state or local income, or foreign taxes, assessments and other governmental charges, duties, impositions and Liabilities, including taxes based upon or measured by income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, Social Security (or similar), unemployment, disability, real property, personal property, escheat and unclaimed property, sales, use, transfer, registration, value added, goods and services, ad valorem, alternative or add-on minimum or estimated tax, together with any interest, penalty or addition thereto, in each case, imposed by a Governmental Authority and whether disputed or not; (b) any Liability for the payment of any item described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary, or aggregate group for any period, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign Law; (c) any Liability for the payment of any item described in clause (a) or (b) as a result of any express or implied obligation to indemnify any Person or as a result of any obligations under any agreements or arrangements with any Person with respect to such item; or (d) any successor or transferee Liability for the payment of any item described in clause (a), (b) or (c) of any Person, including by reason of being a party to any merger, consolidation, conversion, or otherwise.

“Tax Escrow Account” means the account established by the Escrow Agent with respect to the Tax Escrow Amount, pursuant to the terms of the Escrow Agreement.

“Tax Escrow Amount” means Seven Million Dollars ($7,000,000).

“Tax Release Date” means the 24-month anniversary of the Closing Date.

“Tax Return” means any return, claim for refund or information return or statement required to be filed with a Governmental Authority in respect of any Taxes, including any schedule or attachment thereto and including any amendment thereof.

“Trade Secrets” means financial, business, scientific, technical, economic or engineering information of any Person including, but not limited to, customer lists, marketing data, ideas, research and development, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals and know-how, whether tangible or intangible, in each case that is not generally known to other Persons who are not subject to an obligation of nondisclosure and that derives actual or potential commercial value from not being generally known to other Persons.

“Transaction Expenses” means (a) any legal, accounting, financial advisory or other third-party advisory or consulting fees or other expenses or payment obligations incurred by any Company Group Member in connection with the negotiation, preparation and execution of this Agreement and the Contemplated Transactions and the consummation of the Contemplated Transactions; (b) all broker’s, finder’s or other fees or commissions or similar fees incurred or otherwise payable by any Company Group Member in connection with the Contemplated Transactions that have not been paid at or prior to the Closing by the Sellers or their Affiliates; (c) any change in control bonus, transaction bonus, severance, retention or commission payments or other similar compensation to be paid by a Company Group Member to any current or former officer, director, employee, independent contractor, or other Representative of any Company Group Member, Seller or other Person before, at or after the Closing which, in each such case, is contingent upon, or is triggered or accelerated by reason of or in connection with, the execution of this Agreement, the consummation of the Contemplated Transactions or the payment of any portion of the Purchase Price hereunder, including the Closing Bonus Payments; (d) the employer portion of any payroll, Social Security, unemployment or other employer Taxes associated with the amounts payable under clause (c) above, whether payable on the Closing Date or at a later time; (e) 50% of the aggregate amount of the premium with respect to the R&W Insurance Policy, together with the related underwriting fees, due diligence fees, net brokerage fees, premium Taxes and any other fees of the insurer relating to the R&W Insurance Policy; (f) 50% of the aggregate amount of the Escrow Agent fees and expenses under the Escrow Agreement; and (g) 100% of the aggregate amount of the premium for, and any fees, costs and expenses arising from or in connection with obtaining and binding, the D&O Tail Policy. Notwithstanding the foregoing, the term “Transaction Expenses” shall not include any fees or expenses incurred by any Company Group Member in connection with the Purchaser’s financing of the Contemplated Transactions (including the Purchase Price).

“Treasury Regulations” means the regulations issued or proposed under the Code.

“VDA Proceeding” means any voluntary disclosure proceeding, agreement or similar process, program or proceeding, or any other voluntary contract with a Governmental Authority, or any other filing or proceeding with any Governmental Authority in connection with or related to any such proceeding or other voluntary contact.

“Virtual Data Room” means the electronic data room with the project name “Speedway 2024” hosted by Datasite on behalf of the Sellers in connection with the Contemplated Transactions.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, or any similar state applicable Law.

“WC Target” means an amount equal to Twenty Four Million Two Hundred Forty-Four Thousand Seven Hundred Fifty-Seven Dollars and Ninety Cents ($24,244,757.90).

“Working Capital Adjustment” means an amount, which may be negative, equal to the Closing Date Working Capital Amount minus the WC Target.

“Working Capital Assets” means the current assets of the Company Group excluding (i) Closing Cash, (ii) Cash Equivalents, (iii) current income tax assets or deferred Tax assets, and (iv) any prepaid management fees, determined in accordance with GAAP, as applied in the Annual Financial Statements to the extent consistent with GAAP, and presented in a manner consistent with the Net Working Capital Schedule as of the Measurement Time. The Net Working Capital Schedule contains a sample calculation of the Closing Date Working Capital Amount as of the Measurement Time. For the avoidance of doubt, Working Capital Assets will not include any capitalized labor and overhead for James King inventory. In addition, inventory related to any parts to be sold to Amazon that were written down in the James King purchase accounting will be valued at zero.

“Working Capital Liabilities” means the current liabilities of the Company Group, excluding any (i) deferred Tax liabilities, (ii) any amounts included in Closing Date Indebtedness, (iii) any operating lease liabilities recognized in accordance with Accounting Standards Codification 842, and (iv) any amounts included in Transaction Expenses, determined in accordance with GAAP, as applied in the Annual Financial Statements to the extent consistent with GAAP, and presented in a manner consistent with the Net Working Capital Schedule as of the Measurement Time. The Net Working Capital Schedule contains a sample calculation of the Closing Date Working Capital Amount as of the Measurement Time.

8.2            Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding section of this Agreement.

Term	Section No.
280G Approval	7.7
280G Waiver	7.7
Absence of Certain Developments Schedule	3.9
Accounts Receivable	3.26(a)
Adjustment Amount	1.4(a)
Affiliated Transactions Schedule	3.19
Agreement	Preamble
Annual Financial Statements	3.6(a)
Anti-Corruption Laws	3.29(a)
Approval Notice	1.4(d)
Bank Accounts Schedule	3.30
Capitalization Schedule	3.3
CBA	3.12(a)(xviii)
Closing Amount	1.3(b)
Closing Balance Sheet	1.4(b)
Closing Bonus Payments	1.5
Closing Cash and Cash Equivalents	1.2
Closing Date	5.1
Closing Date Statement	1.4(b)
Company	Preamble
Company Closing Date Schedule	1.3(a)(i)

Term	Section No.
Company Contracts	3.12(a)
Company Plans	3.17(a)
Company Proprietary Rights	3.13(a)
Company Registered Proprietary Rights	3.13(a)
Company Relevant Persons	3.28
Company Statements	3.6(a)
Company Transaction	3.5
Compliance Schedule	3.20
Contracts Schedule	3.12(a)
Covered Person	7.4(c)
Customers and Suppliers Schedule	3.22
D&O Tail Policy	7.4(c)
Deflecto	1.5
Deflecto Holdings	Preamble
Directors and Officers Schedule	3.31
Dispute Notice	1.4(d)
Dispute Period	1.4(d)
E.O. 11246	3.23(j)
Electronic Delivery	9.8
Employee Benefits Schedule	3.17(a)
Enforceability Exceptions	2.2
Environmental Laws	3.21(a)(i)
Environmental Matters Schedule	3.21(b)
Estimated Purchase Price	1.3(a)(i)
Evriholder Finance	Preamble
Ex-Im Laws	3.28
Expiration Date	6.1(a)
Government Contract	3.12(a)(xvi)
Hazardous Materials	3.21(a)(ii)
Independent Accountant	1.4(d)
Independent Accountant Determination	1.4(d)
Insurance Schedule	3.18
Interim Financial Statements	3.6(a)
Labor and Employment Matters Schedule	3.23(a)
Latest Balance Sheet	3.6(a)
Leased Real Property	3.10(d)
Lease	3.10(c)
Leases	3.10(c)
Leases Schedule	3.10(c)
Liens Schedule	3.25(a)
Litigation Schedule	3.14
Lookback Date	3.12(a)(xiii)
Material Customers	3.22

Term	Section No.
Material Suppliers	3.22
Net Working Capital Schedule	1.3(a)(i)
No Violation Schedule	3.5
Organization and Power Schedule	3.1
Outstanding Liabilities Schedule	3.7
Owned Real Property	3.10(a)
Parties	Preamble
Party	Preamble
Permits	3.24
Permits Schedule	3.24
Permitted VDA Proceeding	6.5
Personal Property Schedule	3.25(a)
Post-Closing Bonus Payments	1.5
Post-Closing Deliveries	1.4(b)
Pre-Closing Tax Refund	7.3(c)
Privacy Requirements	3.13(j)
Proprietary Rights Schedule	3.13(a)
Purchase Price	1.2
Purchased Shares	Recitals
Purchased Shares Schedule	2.4
Purchaser	Preamble
Purchaser Indemnified Parties	6.2
Purchaser Indemnified Party	6.2
Purchaser Released Person	7.12
Purchaser Return	7.3(a)
Real Property	3.10(d)
Real Property Schedule	3.10(a)
Related Party	7.12
Released	3.21(a)(iii)
Remaining Disputes	1.4(d)
Resignations Schedule	5.3(a)(viii)
Resolution Period	1.4(d)
Returned Transaction Expenses	1.5
Sale Bonus Agreements	1.3(a)(i)
Sanctions	3.28
Section 503	3.23(j)
Seller	Preamble
Sellers	Preamble
Seller Group	7.6
Sellers’ Expense Fund	1.3(e)
Sellers’ Representative	Preamble
Seller Tax Contest	7.3(f)
Shares	Recitals

Term	Section No.
Subsidiaries Schedule	3.2
Tax Contest	7.3(f)
Tax Matters Schedule	3.11
Transaction Privileged Material	7.6
Transaction Tax Deductions	7.3(i)
Union	3.23(c)
Unpaid Transaction Expenses	1.2
VEVRAA	3.23(j)
Waived 280G Benefits	7.7
Waiving Parties	7.6

9.            MISCELLANEOUS

9.1            Amendment and Waiver. This Agreement may be amended, and any provision of this Agreement may be waived; provided, however, that any such amendment or waiver shall be binding on the Sellers or the Company only if such amendment or waiver is set forth in a writing executed by the Sellers’ Representative, and that any such amendment or waiver shall be binding upon the Purchaser only if such amendment or waiver is set forth in a writing executed by the Purchaser. No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

9.2            Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given when personally delivered by a nationally recognized courier service such as FedEx or UPS or when verifiably transmitted by e-mail from the e-mail server of the sender between 9:00 a.m. and 6:00 p.m. prevailing Eastern Time on any Business Day (or the immediately succeeding Business Day if transmitted by e-mail from the e-mail server of the sender outside of such hours), (with a copy sent by one of the foregoing means). Notices, demands and communications to the Sellers, the Sellers’ Representative or the Purchaser shall, unless another address is specified in writing in accordance herewith, be sent to the address indicated below:

Notices to the Sellers or the Sellers’ Representative:	Edgewater Growth Capital Management IV, L.P. 900 N. Michigan Avenue, Suite 1800 Chicago, Illinois 60611 Attention: Gregory K. Jones E-mail: [intentionally omitted]

with, in each case, a required copy to (which shall not constitute notice):	Vedder Price P.C. 222 North LaSalle Street, Suite 2400 Chicago, Illinois 60601 Attention: Michael A. Nemeroff, Esq.; Joseph T. Bueche, Esq. E-mail: mnemeroff@vedderprice.com; jbueche@vedderprice.com

Notices to the Purchaser:	Deflecto Holdco LLC c/o Acacia Research Corporation 767 Third Avenue, Floor 6 New York, NY 10017 Attention: Jason Soncini Email: [intentionally omitted]

with, in each case, a required copy to (which shall not constitute notice):	Baker Botts L.L.P. 2001 Ross Avenue Suite 900 Dallas, Texas 75201-2980 Attention: Samantha Crispin Email: samantha.crispin@bakerbotts.com

9.3            No Third-Party Beneficiaries. Except as provided in Section 7.4, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any other Person other than the Parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or Liability of any third party to any Party, nor shall any provision give any third party any right of subrogation or action over or against any Party. This Agreement is not intended to and does not create any third-party beneficiary rights whatsoever.

9.4            Further Assurance. After the Closing, the Parties agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or any Related Document.

9.5            No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

9.6            Captions. The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no captions had been used in this Agreement.

9.7            Complete Agreement. This Agreement, the Related Documents and the other documents referred to herein contain the complete agreement between the Parties and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter herein in any way.

9.8            Counterparts. This Agreement may be executed in counterparts (including by e-mail and other means of electronic signature (including DocuSign)), all of which when taken together shall constitute one and the same instrument. This Agreement and any Related Document, and any amendments hereto or thereto, to the extent delivered by e-mail or other means of electronic signature (including DocuSign) (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense related to lack of authenticity.

9.9            Governing Law; Consent to Forum; Waiver of Jury Trial.

(a)            The internal Law, not the Law of conflicts, of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement. The Parties hereby consent and agree that the Delaware Chancery Court or, if the Delaware Chancery Court is unavailable, any other Delaware state court or federal court of the United States of America sitting in Delaware, shall have exclusive jurisdiction to hear and determine any claims or disputes among the Parties pertaining to this Agreement or to any matter arising out of or related to this Agreement. The Parties expressly submit and consent in advance to such jurisdictions in any Proceeding commenced in any such court, hereby waive any objection which any of them may have based upon lack of personal jurisdiction, improper venue or forum non conveniens and hereby consent to the granting of such legal or equitable relief as is deemed appropriate by such court. EACH OF THE PARTIES WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH PROCEEDING AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED AS PROVIDED IN SECTION 9.2 FOR THE GIVING OF NOTICES TO THE PURCHASER AND THE SELLERS’ REPRESENTATIVE, AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE ACTUAL DELIVERY THEREOF AT SUCH ADDRESS.

(b)            EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.10            Binding Effect; Assignment. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties and their respective successors, assigns, heirs, legatees and personal Representatives, as the case may be. No Party shall assign any of its rights or obligations hereunder; provided, however, that the Purchaser may assign all or any portion of this Agreement to any subsidiary without the consent of the Sellers’ Representative, provided that such assignment shall not relieve the Purchaser from its obligations hereunder and the Purchaser and such assignee shall be jointly and severally liable for all obligations of the Purchaser hereunder.

9.11            Rules of Construction. The following provisions shall be applied where appropriate herein: (a) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used; (b) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (c) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (d) all accounting terms not specifically defined herein shall be construed in accordance with GAAP, consistently applied throughout the period involved; (e) none of this Agreement, the Related Documents or any other agreement, document or instrument referred to herein or therein or executed and delivered in connection herewith or therewith shall be construed against any Party as the principal draftsperson hereof or thereof; (f) all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall generally be considered citations to such statutes, regulations or provisions as in effect on the Closing Date, except that when the context otherwise requires, such references shall be considered citations to such statutes, regulations or provisions as in effect from time to time, including any successor statutes, regulations or provisions directly or indirectly superseding such statutes, regulations or provisions; (g) any references herein to a particular section, article, exhibit or schedule means a section or article of, or an exhibit or schedule to, this Agreement unless another agreement is specified; (h) the exhibits and schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement; (i) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation” and shall not be limited by any enumeration or otherwise; (j) the term “or” shall be deemed to mean “and/or”; (k) the symbol “$” and word “Dollars” shall mean dollars of the United States of America; (l) the phrase “to the extent” means “the degree to which” and not “if”; and (m) any documents required to be delivered or provided hereunder shall be deemed to be required to be delivered or provided in true, correct and complete form. Any reference in this Agreement to documents or information having been made available or provided to the Purchaser, or phrases having similar import, means that such documents were physically delivered to the Purchaser or its Affiliates or posted to the Virtual Data Room in connection with the Contemplated Transactions in the case of materials required to be made available on or prior to the Closing Date, on or before 11:59 p.m. CT on the date that is two (2) Business Days prior to the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, it is the intent of the Parties that no double counting shall occur with respect to amounts taken into account in the determination of Closing Date Indebtedness, Cash and Cash Equivalents, Unpaid Transaction Expenses, the Closing Date Working Capital Amount and the Sellers’ Expense Fund Amount, and this Agreement shall be interpreted consistent therewith.

9.12            Specific Performance. The rights and remedies conferred on any Party by, or pursuant to, this Agreement are cumulative, and, except as expressly provided in this Agreement, are in addition to, and not exclusive of, any other rights and remedies available to such Party at law or in equity. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement was not performed or complied with in accordance with its specific terms or was otherwise breached or threatened to be breached, and further agree that monetary damages would be an inadequate remedy therefor. Accordingly, each Party agrees, on behalf of itself and its Affiliates and its and their respective Representatives, that, in the event of any nonperformance, noncompliance or other breach or threatened breach by the Sellers, on the one hand, and the Purchaser, on the other hand, of any provision of this Agreement, the Sellers, on the one hand, and the Purchaser, on the other hand, shall be entitled to an injunction, specific performance and other equitable relief, and to enforce specifically the provisions of this Agreement, to prevent such nonperformance, noncompliance or other breach or threatened breach of such provisions. Any Party seeking any injunction, specific performance or other equitable relief, or to enforce specifically the provisions of this Agreement, shall not be required to provide any bond or other security in connection with any such injunction, specific or other equitable relief or enforcement. In the event that any Proceeding is brought to enforce specifically the provisions of this Agreement, no Party shall allege, and each Party, on behalf of itself and its Affiliates and its and their respective Representatives, hereby waives the defense, that there is an adequate remedy at Law and agrees that it will not oppose the granting of any equitable relief to the other Party on the basis that (a) any Party has an adequate remedy at Law or (b) an award of specific performance is not an appropriate remedy for any reason at Law or in equity.

9.13           Withholding. Notwithstanding any other provision in this Agreement, the Purchaser and its Affiliates shall be entitled to deduct and withhold from the payments to be made pursuant to this Agreement any Taxes required to be deducted and withheld under applicable Law. The Purchaser shall use commercially reasonable efforts to provide the Sellers’ Representative with advance notice of its intent to deduct or withhold amounts under this Section 9.13 at least two (2) Business Days prior to the Closing Date, and shall use commercially reasonable efforts to cooperate with the Sellers’ Representative to mitigate, reduce or eliminate such deduction or withholding. To the extent that amounts are so withheld and deducted pursuant to this Section 9.13 such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

9.14          Sellers’ Representative.

(a)            Each Seller hereby irrevocably constitutes and appoints the Sellers’ Representative (or its assigns) as agent and attorney-in-fact of each such Seller, with full power and authority to represent each such Seller and each such Seller’s successors and assigns with respect to all matters arising under this Agreement, and all actions taken by the Sellers’ Representative under this Agreement and the Related Documents shall be binding upon each such Seller and each such Seller’s successors and assigns as if expressly ratified and confirmed in writing by each of them. Each Seller will be deemed a party or a signatory to any Contract or certificate for which the Sellers’ Representative signs on behalf of each such Seller. All decisions, actions and instructions by the Sellers’ Representative will be conclusive and binding on each such Seller and each such Seller has no right to object, dissent, protest or otherwise contest the same. The Purchaser has the right to rely conclusively on the instructions and decisions of the Sellers’ Representative as to any actions required to be taken by the Sellers’ Representative hereunder, and no Party will have any cause of action against the Purchaser for any action taken by the Purchaser in reliance upon the instructions or decisions of the Sellers’ Representative. The appointment of the Sellers’ Representative is an agency coupled with an interest and is irrevocable. Any action taken by the Sellers’ Representative pursuant to the authority granted in this Section 9.14 is effective and absolutely binding on each Seller notwithstanding any contrary action of or direction from any Seller. Each Seller shall promptly reimburse the Sellers’ Representative for all costs and expenses (including reasonable attorneys’ fees) incurred in the performance of its duties hereunder. The dissolution or other termination of existence of any Seller does not terminate the authority and agency of the Sellers’ Representative (or successor thereto). The provisions of this Section 9.14 are binding upon the successors of each Seller. The Sellers’ Representative shall distribute to the Sellers any payments or monies received by it on their behalf.

(b)            Pursuant to Section 1.3(e) of this Agreement, at the Closing, the Sellers’ Expense Fund Amount shall be deposited in the Sellers’ Expense Fund. The Sellers’ Expense Fund Amount and any earnings thereon shall be used by the Sellers’ Representative to pay any costs and expenses incurred by the Sellers’ Representative directly or by the Sellers’ Representative on behalf of the Sellers in connection with this Agreement, the Related Documents and the Contemplated Transactions (including, without limitation, the transfer and dissolution of Sate-Lite India), including all attorneys’ fees, accountants’ fees, arbitrators’ fees and other costs and expenses incurred by the Sellers’ Representative directly or by the Sellers’ Representative on behalf of the Sellers.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY:

DEFLECTO ACQUISITION, INC.

By:	/s/ Brian L. Peiser
Name:	Brian L. Peiser
Its:	Secretary

SELLERS:

DEFLECTO HOLDINGS, LLC

By:	/s/ Brian L. Peiser
Name:	Brian L. Peiser
Its:	Secretary

EVRIHOLDER FINANCE LLC

By:	/s/ Brian L. Peiser
Name:	Brian Peiser
Its:	President

SELLERS’ REPRESENTATIVE:

EDGEWATER GROWTH CAPITAL MANAGEMENT IV, L.P.

By: EGCM IV LLC, its General Partner

By: Edgewater HoldCo LLC, its Managing Member

By:	/s/ James A. Gordon
Name:	James A. Gordon
Its:	Member

(Signature Page to Stock Purchase Agreement)

PURCHASER:

DEFLECTO HOLDCO LLC

By:	/s/ Martin D. McNulty, Jr.
Name:	Martin D. McNulty, Jr.
Its:	Chief Executive Officer

(Signature Page to Stock Purchase Agreement)